UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,

53113 Bonn,

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom at a glance.

At a glance

	Second quarter of 2008			First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €[a]	Change %	H1 2008 millions of €	H1 2007 millions of €[a]	Change %	FY 2007 millions of €[a]
Net revenue	15,125	15,575	(2.9)	30,103	31,028	(3.0)	62,516
Domestic	7,184	7,624	(5.8)	14,438	15,417	(6.4)	30,694
International	7,941	7,951	(0.1)	15,665	15,611	0.3	31,822
EBIT (profit from operations)	1,868	2,043	(8.6)	4,166	3,838	8.5	5,286
Special factors affecting EBIT[b]	(294)	(89)	n.a.	(25)	(228)	89.0	(2,801)
Adjusted EBIT[b]	2,162	2,132	1.4	4,191	4,066	3.1	8,087
Adjusted EBIT margin[b] (%)	14.3	13.7		13.9	13.1		12.9
Profit (loss) from financial activities	(976)	(789)	(23.7)	(1,653)	(1,534)	(7.8)	(2,833)
Profit before income taxes	892	1,254	(28.9)	2,513	2,304	9.1	2,453
Depreciation, amortization and impairment losses	(2,698)	(2,770)	2.6	(5,355)	(5,518)	3.0	(11,611)
EBITDA[c]	4,566	4,813	(5.1)	9,521	9,356	1.8	16,897
Special factors affecting EBITDA[b,c]	(284)	(89)	n.a.	(15)	(228)	93.4	(2,429)
Adjusted EBITDA[b,c]	4,850	4,902	(1.1)	9,536	9,584	(0.5)	19,326
Adjusted EBITDA margin[b,c] (%)	32.1	31.5		31.7	30.9		30.9
Net profit	394	604	(34.8)	1,318	1,065	23.8	571
Special factors[b]	(239)	34	n.a.	(65)	(70)	7.1	(2,434)
Adjusted net profit[b]	633	570	11.1	1,383	1,135	21.9	3,005
Earnings per share/ADS[d] basic/diluted (€)	0.09	0.14	(35.7)	0.30	0.25	20.0	0.13
Cash capex[e]	(1,837)	(1,584)	(16.0)	(3,629)	(3,607)	(0.6)	(8,015)
Net cash from operating activities	3,682	3,150	16.9	7,013	5,215	34.5	13,714
Free cash flow (before dividend payments)	1,963	1,751	12.1	3,592	2,271	58.2	6,581
Equity ratio[f] (%)	—	—		35.1	36.6		34.7
Net debt[g]	—	—		40,559	40,357	0.5	37,236

	June 30, 2008	Mar. 31, 2008	Change June 30, 2008/ Mar. 31, 2008%	Dec. 31, 2007	Change June 30, 2008/ Dec. 31, 2007%	June 30, 2007	Change June 30, 2008/ June 30, 2007%
Number of employees at balance sheet date
Deutsche Telekom Group	235,794	237,757	(0.8)	241,426	(2.3)	242,703	(2.8)
Non-civil servants	202,151	202,586	(0.2)	205,867	(1.8)	204,108	(1.0)
Civil servants	33,643	35,171	(4.3)	35,559	(5.4)	38,595	(12.8)
Number of fixed-network and mobile customers
Fixed network lines[h] (millions)	35.2	35.9	(1.9)	36.6	(3.8)	37.7	(6.6)
Broadband lines[i] (millions)	14.6	14.4	1.4	13.9	5.0	12.7	15.0
Mobile customers[j] (millions)	125.0	123.1	1.5	120.8	3.5	115.0	8.7

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”
b	For a detailed explanation of the special factors affecting EBIT, adjusted EBIT, the adjusted EBIT margin, and the special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin and special factors affecting net profit/loss after income taxes and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 77 et seq.
c	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses.
d	One ADS (American Depositary Share) corresponds to one ordinary share of Deutsche Telekom AG.
e	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement. In the first half of 2007 and in the full year 2007 these include investments totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK in connection with an asset deal.
f	Based on shareholders’ equity excluding amounts earmarked for dividend payments, which are treated as current liabilities.
g	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 82.
h	Fixed-network lines in operation. Telephone lines excluding internal use and public telecommunications, including wholesale services.
i	Broadband lines in operation, including Germany and Eastern Europe. The prior-year figures were adjusted to reflect the deconsolidation of T-Online France S.A.S. and T-Online Spain S.A.U.
j	Number of customers of the fully consolidated mobile communications companies of the Mobile Communications Europe (including Virgin Mobile) and Mobile Communications USA segments. Orange Nederland and SunCom customers were also included in the historic customer base.

Contents.	2 | 3

Developments in the Group.

•	Net revenue for the first half of 2008, impacted by negative exchange rate effects amounting to EUR 1.2 billion, was EUR 30.1 billion compared with EUR 31.0 billion for the first six months of 2007.

•

Domestic net revenue was EUR 14.4 billion after EUR 15.4 billion in the first half of 2007. International net revenue increased only slightly year-on-year from EUR 15.6 billion to EUR 15.7 billion due to negative exchange rate effects.

•

Group EBITDA increased by 1.8 percent from EUR 9.4 billion to EUR 9.5 billion. Group EBITDA adjusted for special factors[1] in the first six months of 2008 decreased year-on-year by 0.5 percent to EUR 9.5 billion.

•	Net profit increased from EUR 1.1 billion to EUR 1.3 billion. Net profit adjusted for special factors[1] amounted to EUR 1.4 billion compared with EUR 1.1 billion for the first half of 2007.

•	Free cash flow[2] before dividend payments increased to EUR 3.6 billion compared with EUR 2.3 billion in the first half of 2007.

•

Net debt[3] increased by EUR 3.3 billion compared with the end of 2007 to EUR 40.6 billion, predominantly as a result of the acquisition of SunCom and the acquisition of shares in the Hellenic Telecommunications S.A., Athens, Greece (OTE) and dividend payments.

Development of the operating segments in the first half of 2008:

•	The number of mobile customers[4] rose by 3.5 percent compared with the end of 2007 from 120.8 million to a total of 125.0 million.

•

The number of broadband lines rose by 0.7 million compared with the end of 2007, reaching a total of 14.6 million. The number of fixed lines in the Broadband/Fixed Network segment was 35.2 million compared with around 36.6 million as of December 31, 2007.

•	The Business Customers operating segment maintained its position as one of Europe’s leading ICT providers. Adjusted for deconsolidations, new orders increased by 9.7 percent year-on-year.

1	For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and special factors affecting net profit/loss after income taxes and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 77 et seq.
2	For the calculation of free cash flow, please refer to “Reconciliation of pro forma figures,” page 81.
3	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 82.
4	Organic customer growth is reported for better comparability: Orange Nederland and SunCom customers were also included in the historic customer base.

T-Share price performance	4 | 5

T-Share price performance.

Performance of the T-Share Jan. 2 – June 30, 2008

	June 30, 2008	June 30, 2007	Dec. 31, 2007
Xetra closing prices (€)
Exchange price at the balance sheet date	10.40	13.69	15.02
High (in the first six months)	15.55	14.35	15.28
Low (in the first six months)	10.02	12.49	12.18

Weighting of the T-Share in major stock indexes
DAX 30 (%)	5.1	4.7	5.3
Dow Jones STOXX Telecommunications© (%)	8.9	9.3	9.4
Market capitalization (billions of €)	45.4	59.7	65.5
Shares issued (millions)	4,361.32	4,361.19	4,361.29

Stock markets continued to lose ground at the end of the first half of the year following a short-lived recovery in April and May 2008. The ongoing uncertainty and speculation about a worsening of the liquidity crisis in the global capital markets led to renewed, intense turbulence on the capital markets. Rising inflation rates caused by high commodity and food prices dragged the equity markets down further. During the first half of the year, the DAX lost 20.5 percent, the European Dow Jones STOXX 50 decreased by 20 percent, and the U.S. Dow Jones Industrial Average 30 fell by around 13 percent.

European telecommunications stocks were also hit by the turbulence on the international capital markets. The Dow Jones STOXX Telecommunications© index lost 20.5 percent in the first half of the year. The takeover bid for TeliaSonera published and later withdrawn by France Télécom, together with other general speculation about takeovers, put an additional damper on the major index stocks. Emerging discussions about possible regulatory measures by the European Union (EU) also affected share price performance.

The T-Share closed the first half of 2008 with a loss of 30.8 percent. It reached its high for the year so far of EUR 15.55 on January 9, 2008, posting its six-month low of EUR 10.02 on June 20, 2008.

Corporate governance.

In the most recent Declaration of Conformity released on December 6, 2007 pursuant to § 161 of the German Stock Corporation Act, the Board of Management and Supervisory Board of Deutsche Telekom AG declared that Deutsche Telekom AG had complied with the recommendations of the Government Commission for a German Corporate Governance Code, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 20, 2007, without exception. The full text of the Declaration of Conformity can be found on the Deutsche Telekom website (www.telekom.com) under Investor Relations in the Corporate Governance section.

Deutsche Telekom AG shares are listed as American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE). As a result, Deutsche Telekom is subject to NYSE listing rules as well as to U.S. capital market legislation, in particular the Sarbanes-Oxley Act of 2002 and associated regulations of the Securities and Exchange Commission (SEC) for listed foreign entities. A general summary of the main differences between German corporate governance rules and those of the NYSE that apply to listed companies is included in Deutsche Telekom’s Annual Report on Form 20-F for the 2007 financial year, which is available on the Deutsche Telekom website (www.telekom.com) under Investor Relations in the Publications section. This summary can also be found on the Deutsche Telekom website (www.telekom.com) under Investor Relations in the Corporate Governance section.

Interim Group management report	6 | 7

Interim Group management report.

Highlights.

Events in the second quarter of 2008.

Group

OTE.

•

On June 19, 2008 the Greek Parliament in Athens approved the shareholders’ agreement and the share purchase agreement between the Hellenic Republic and Deutsche Telekom. Upon consummation of the agreements Deutsche Telekom AG will increase its stake in the Greek company Hellenic Telecommunications S.A., Athens, Greece (OTE) to 25 percent plus one share and as a result be in a position to fully consolidate OTE under IFRS. The agreements are still subject to approval by the responsible supervisory authorities. On June 26, 2008, Hamid Akhavan and Dr. Karl-Gerhard Eick were appointed as members of the board of OTE by the General Assembly for a three-year term.

Seven-year Eurobond.

•

On April 14, 2008, Deutsche Telekom issued a Eurobond through its financing arm Deutsche Telekom International Finance B.V. The bond has a notional amount of EUR 1.5 billion, a coupon of 5.75 percent and matures on April 14, 2015. Despite challenging capital market conditions the issue has been successfully placed with an orderbook exceeding EUR 5 billion and a wide range of investors, in particular due to the involvement of a complementary bank syndicate.

Rating.

•

After Deutsche Telekom and the Greek government agreed on the investment in OTE, Moody’s and Standard & Poor’s have lowered the long-term rating of Deutsche Telekom by one notch from A3 to Baa1 and A- to BBB+ respectively on May 19, 2008. The outlook at both rating agencies is stable. The downgrades from Moody’s and Standard & Poor’s led to a one-time interest expense of EUR 0.2 billion in the second quarter.

32,000 Program completed ahead of schedule.

•

The staff restructuring program in Germany, structured to avoid compulsory redundancies, was continued successfully in the second quarter of 2008 and the 32,000 Program launched in 2005 was completed ahead of schedule. There are currently no plans for a new, Group-wide program. In view of the intensity of competition and the prevailing regulatory environment in Germany, staff restructuring will, however, continue to the extent necessary. Staff restructuring was supported in the first half of 2008, in particular by partial retirement, voluntary redundancy packages and employment opportunities (previously “capacity management”) in the public sector. In the first half of 2008, 1,900 of the approximately 4,000 new employees planned for the 2008 financial year were recruited.

Mobile Communications Europe

EDGE mobile standard available throughout Germany.

•

T-Mobile Deutschland has been offering its customers mobile broadband services across Germany since the second quarter of 2008. The last stage in the roll-out of the EDGE standard, and with it one of the largest GSM network upgrade programs in the world, was completed. As a result, the technical infrastructure for the optimum deployment of future premium products such as the iPhone 3G, BlackBerry Bold, MDA compact IV and MDA vario IV can be guaranteed throughout Germany.

Eastern European companies post success in terms of growth and customer satisfaction.

•

T-Mobile Hungary has exceeded the 5 million mobile customers mark for the first time, consolidating its customer leadership in Hungary. The Polish company PTC took first prize with its ERA brand in the Mobile Phone Network category of the 2008 European Trusted Brands poll staged annually by the well-known Reader’s Digest publishing house (www.rdtrustedbrands.com).

T-Mobile Deutschland signs collective wage agreement.

•

T-Mobile Deutschland and ver.di brought the collective bargaining round to a successful conclusion. The outcome envisages a two-step salary hike. The salaries of around 4,000 pay-scale employees will be increased as of June 1, 2008 by 3.6 percent. The second step will follow on June 1, 2009, with salaries increasing by a further 2.3 percent from this point in time. In addition, a one-time payment of EUR 650 for the lower and EUR 550 for the higher salary groups has been agreed for 2008. In January 2009, employees in the lower salary group will again receive a one-time payment of EUR 500, while EUR 400 will be paid to those in the higher salary groups. The collective agreement is valid through December 31, 2009. During the talks it was agreed that negotiations on to modifications to the salary system will be initiated. Negotiations are due to start soon and should be concluded by the end of 2008. The effectiveness of the collective agreement through to the end of 2009 will enable a new remuneration system to be implemented in 2009 without the need for an additional round of collective bargaining.

Mobile Communications USA

T-Mobile USA ranks highest in wireless retail customer satisfaction.

•

T-Mobile USA received the highest ranking in the J.D. Power and Associates Wireless Retail Sales Satisfaction StudySM – Volume 1, building on the highest ranking the company received earlier this year in overall customer care. Study results released in May 2008 by J.D. Power and Associates show customers rate T-Mobile highly in all factors measured to determine overall retail performance. The four key factors used to measure performance are sales staff, store display, store facility, and price/promotion (www.jdpower.com).

Interim Group management report.	8 | 9

T-Mobile USA begins commercial 3G network roll-out.

•

T-Mobile USA announced in May 2008 that the company has taken the first commercial step in the roll-out of its third-generation (3G) wireless network by launching its UMTS/HSDPA network in New York City. T-Mobile USA plans to continue the roll-out of its 3G network across major metropolitan markets through the year. By year’s end, T-Mobile USA expects its high-speed data network will be available in up to 25 additional major metropolitan markets. T-Mobile’s 3G network supports voice and data services consistent with available service and handset offerings. The company today offers multiple phones that are able to operate on the UMTS network. The phones are designed to connect automatically to the best available network (3G or GSM/GPRS/EDGE) to provide the excellent call quality and a broad variety of communication services customers expect from T-Mobile.

Broadband/Fixed Network

Customer Relationship Management T-Home (CRM-T) put into operation.

•

The CRM-T system was put into operation at the beginning of April 2008, the aim being to improve customer service at T-Home. CRM-T is the basis for the planned consolidation and simplification of the complex IT and process structure at T-Home and will therefore make a major contribution to improving customer service.

Strategic cooperation for Videoload and Gamesload.

•

In May 2008, a cooperative arrangement with Warner Bros. saw Videoload start offering its customers movies to coincide with their release on DVD. In mid-June 2008, Gamesload became the first portal in Germany to offer games from the online publisher NCsoft Europe (NCE) for download. NCsoft has made its name mainly by developing and marketing massively multiplayer online games.

Magyar Telekom changes brand structure and introduces T-Home.

•	The leading Hungarian telecommunications provider Magyar Telekom decided to replace the brands T-Com, T-Online and T-Kábel with the T-Home brand beginning in the fall of 2008.

Business Customers

Sparkassen Informatik and FinanzIT commission a new voice and data network from T-Systems.

•

The Sparkasse companies are entering into a technology partnership with T-Systems, the aim of which is to develop and build a new IP network for voice and data. The network will link together Sparkassen Informatik, FinanzIT, and approximately 480 institutions of the Sparkasse organization in Germany. A total of 16,000 branches will access all the data and applications made available by the two IT service providers for the Sparkasse organization via the network. The deal is worth a figure in the three-digit million euro range.

Major network contract signed with Siemens.

•

Siemens continues to entrust its high-speed communication to T-Systems: The technology group has extended the agreement for the operation of its high-performance network in Germany and Eastern Europe until September 2011. The agreement has a volume in the mid-double-digit millions of euros and includes across-the-board technological further development.

Overall economic situation/ industry situation.

Global economic development

The global economy recorded robust growth in the first six months of 2008. In the industrial nations of Europe and Asia, the rise in real gross domestic product accelerated even faster than expected. Economic growth in the United States was minimal. In the euro zone, the German economy in particular recorded positive growth in the first half of 2008.

However, economic indicators from the end of the second quarter of 2008 are already pointing towards a considerable cooling off in global economic expansion. High inflation caused by quickly rising oil prices, and persistent uncertainty on the global financial markets are increasingly putting the dampers on the global economy. The World Economic Climate Index compiled by the Ifo Institute for Economic Research in Munich fell substantially in the second quarter of 2008 to its lowest level in more than six years.

Risks

The housing market slump in the United States and the resulting global credit crunch were again the major downward factors for the global economy in the second quarter of 2008. New liquidity crises at major financial institutions cannot be ruled out as the second quarter of 2008 demonstrated. In addition, the continued steady climb in food and energy prices has a particularly negative effect on the world economy.

Outlook

Although the global economy has scarcely slowed so far, there are many indications that it may be losing steam. Economic production in the industrial nations could substantially lose momentum in the second half of 2008. Overall production in the United States could rise slightly thanks to positive effects from interest rate cuts by the Federal Reserve and tax credits and tax relief backed by fiscal policy. The euro zone economy may slow in the second half of 2008, although economic activity is likely to be more robust in Germany than in the rest of the euro zone. The deterioration in financing conditions and drain on purchasing power caused by high commodity and food prices will continue to dampen all national economies.

Telecommunications market

The price index for telecommunications services published by the German Federal Statistical Office is broken down into the consumer indices for fixed network/Internet and mobile communications, based on 2005 (= 100). The overall price index decreased to 93.3 in June 2008 from 96.7 in June 2007. The fixed network/Internet price index fell from 99.1 in June 2007 to 95.2 in June 2008. The consumer price index for mobile communications stood at 87.3 in June 2008, compared with 89.7 in June 2007.

Legal situation

Consumer protection.

New statutory provisions are planned in the area of consumer protection. In future, when a consumer switches to a new provider, this provider will have to submit a written declaration of consent from the consumer before the contract can be transferred. This may result in higher process-related expenses, for instance when canceling lines. Furthermore, there are also plans to grant the consumer a right of revocation when changing rate plans while staying with the same provider, with the provider having to inform the consumer of this right in writing. In addition, new price caps are to be stipulated for 0180 services, which may lead to revenue losses in the field of mobile communications in particular.

Mobile rate plans.

In April 2008, the Federal Cartel Office imposed a disclosure obligation on T-Mobile International and Vodafone and initiated proceedings on the grounds of suspected anti-competitive behavior, specifically in connection with On-Net rates.

T-Mobile expressed its view to the Federal Cartel Office on June 18, 2008, indicating that there is no evidence of a dominant market position or anti-competitive behavior given the fierce competition in the German mobile communications market.

Interim Group management report	10 | 11

Regulatory situation

ULL abuse proceedings dismissed.

On May 8, 2008, the Federal Network Agency dismissed the proceedings initiated against Deutsche Telekom for alleged abusive practices in the provisioning of the unbundled local loop (ULL). The proceedings had been opened at the end of 2007, following complaints from competitors regarding the allegedly insufficient numbers of lines provided and the lack of an option for ULL activation on Saturdays (Service Saturday).

New charges for ULL provisioning and line sharing.

On July 1, 2008, the Federal Network Agency revised its ruling on ULL provisioning and line sharing charges. The approval for the most important charge items (copper wire pair) includes price reductions (between 0.2 percent and 4.1 percent). Deutsche Telekom will be able to charge EUR 35.70 for ULL rental if this does not involve work on the end customer’s premises. A monthly rental charge of EUR 1.78 has been approved for granting access to the high-bit rate portion of the ULL (line sharing). EUR 1.91 per month was the previously approved figure. The charge for the most common provisioning model, a new connection without work at the cable distributor or the end customer’s premises, is now EUR 58.98. All charges have been approved through the end of June 2010.

Group strategy.

“Focus, fix and grow” – On the way to becoming the market leader for connected life and work.

Deutsche Telekom aims to position itself as a global market leader for connected life and work. This vision embraces the key trends in the telecommunications and IT industry. Accordingly, the mobile Internet is set to become part of everyday life for both business customers and consumers over the next few years. Bandwidth and, in turn, line speeds both in the fixed and mobile networks will increase further, TV in HD quality will also become commonplace, as will communication between machines. Increasing digitization of many areas of life, personalization of a host of services, coupled with increasing mobility are the drivers behind these developments.

Deutsche Telekom identified these trends early on and is actively helping structure them to leverage the resulting opportunities for Deutsche Telekom. That is why Deutsche Telekom has been developing innovative products for its customers, investing in powerful infrastructure that provides simple, secure access to content, and constantly improving its customer service. Thanks to its “Focus, fix and grow” strategy, the Group has a sound framework to work on realizing its corporate vision in a focused, successful way. Four key areas of action continue to underpin the Group strategy:

•	Improve competitiveness in Germany and in Central and Eastern Europe

•	Grow abroad with mobile communications

•	Mobilize the Internet and the Web 2.0 trend.

•	Roll out network-centric ICT

Improving competitiveness

Deutsche Telekom combats fierce competition by consistently expanding its infrastructure, further developing its product range and improving customer service. The roll-out of its UMTS (including HSDPA and HSUPA), DSL as well as VDSL networks will also enable the Group to benefit from the dynamic development of broadband business going forward. High-speed ADSL2+ is scheduled to be available in up to 1,000 towns and cities, and VDSL in 50 towns and cities by the end of 2008. Together, these two technologies will cover more than half the households in Germany.

The high-speed network can be used to offer not only voice telephony and broadband Internet but also additional high-quality content such as the Entertain packages from T-Home. Around 150 TV channels are available, as well as features such as time-shifted television and a video-on-demand service offering 2,600 downloadable titles. The lineup is constantly being expanded with the inclusion of compelling formats thanks to a range of collaborative ventures. For instance, Entertain customers have recently been given access to selected content from MTV Networks channels and the Discovery Networks group.

Improving customer service is a core component of Deutsche Telekom’s strategy. Call center availability has improved significantly. The Service Saturday has worked well and has been included in the standard service offering. Customers have come to appreciate the flexibility of also being able to call on Deutsche Telekom’s on-site services at the weekend.

On the cost side, Deutsche Telekom also needs to reorganize its structures further in light of fierce competition. The Save for Service program launched in 2006 continues apace. There is potential for savings of between at least EUR 4.2 and EUR 4.7 billion each year by 2010. Cumulative savings of EUR 3.0 billion had already been generated by June 30, 2008.

Interim Group management report	12 | 13

Mobilizing the Internet and the Web 2.0 trend

Internet usage is becoming more and more mobile, customers are becoming part of networks increasingly often and are producing content themselves. Deutsche Telekom is responding to these trends by developing suitable products and services or cooperating with selected partners. The MyFaves rate plans provide the Group with a strong product which promotes mobile communications in communities and supports social networks. Deutsche Telekom provides mobile, open Internet usage thanks to web’n’walk. More than 4.1 million mobile customers in the Western European companies have opted for this service, with around a quarter of them personalizing the web’n’walk homepage in line with their own preferences and Internet usage habits.

In addition to in-house developments, Deutsche Telekom is also integrating popular Internet services. T-Mobile is cooperating with the likes of Yahoo! to provide mobile search functions, has integrated social web services such as YouTube, MySpace, Facebook and Flickr into its web’n’walk portal, and is cooperating with AOL, ICQ, Yahoo! and Microsoft on mobile instant messaging. In the field of mobile broadband Internet, Deutsche Telekom is also in a position to benefit from cooperation with well-known notebook manufacturers (including HP, Sony, Toshiba, Fujitsu) who integrate 3G modules in their devices from the start. T-Mobile offers attractive packages comprising discounted laptops and mobile broadband Internet contracts. The launch of the new iPhone 3G, which is being marketed exclusively by T-Mobile in Germany and the Netherlands, opens up a great deal of potential. It combines all the revolutionary features of the iPhone with the UMTS network, an integrated GPS receiver for enhanced location-based services and the iPhone 2.0 software.

Deutsche Telekom has also joined forces with Google and more than thirty other leading technology and mobile communications companies to form the Open Handset Alliance. This alliance aims to develop innovative mobile devices and services based on a new operating system dubbed Android. The first mobile handset based on this operating system is scheduled to be launched in 2008.

Growing abroad with mobile communications

International mobile business remains the key growth driver for Deutsche Telekom. T-Mobile USA alone increased its customer base by 2.3 percent in the second quarter of 2008 to approximately 31.5 million customers. In the second quarter of 2008, around 1.9 million mobile customers were added across the Group.

In addition to organic growth, Deutsche Telekom has taken an important step in promoting inorganic growth. The Group most recently announced the acquisition of 25 percent plus one share in the Greek company Hellenic Telecommunications S.A., Athens, Greece (OTE). OTE is the market leader in Greece and has subsidiaries in Romania, Bulgaria, Macedonia and Albania as well as an investment in Serbia. At the end of 2007, OTE’s fully consolidated companies operated 9 million fixed lines and served 1.2 million broadband customers as well as 15.5 million mobile customers. Overall, OTE has access to some 56 million people in its footprint markets with considerable growth potential both in the fixed-network and mobile area.

Rolling out network-centric ICT

Demand for efficient systems solutions based on IP infrastructure is rising sharply in the business customers segment. T-Systems is taking advantage of this development by providing its customers with an integrated service offering comprising network-centric information and communications technology (ICT). The key element in this strategy is the combined provisioning of IT and telecommunications services with an end-to-end service guarantee. The aim is to become market leader in Europe; T-Systems already leads the field in core markets such as Germany, Austria and Switzerland.

The outsourcing contract signed with Royal Dutch Shell is testimony to the success of this strategy. T-Systems will operate Shell’s global computing and data storage centers in Europe, North America and Asia for a period of five years. The value of the contract is approximately EUR 1 billion.

Development of business in the Group.

Net revenue

Deutsche Telekom generated revenue of EUR 30.1 billion in the first six months of 2008, a decrease of EUR 0.9 billion or 3.0 percent year-on-year. Overall, exchange rate effects, especially in relation to the U.S. dollar and pound sterling, had a negative impact on net revenue of EUR 1.2 billion. Revenue growth in the Mobile Communications USA operating segment on a U.S. dollar basis in particular was offset by negative effects from the translation into euros. The first-time consolidation of Orange Nederland and SunCom generated positive effects which were almost entirely offset by the effects of changes in the composition of the Group following the deconsolidation of Media & Broadcast, T-Online France, and T-Online Spain. Revenue decreased in the Broadband/Fixed Network and Business Customers operating segments.

The Mobile Communications Europe operating segment recorded revenue growth of 1.2 percent year-on-year in the first half of 2008. Effects of changes in the composition of the Group due to the inclusion of Orange Nederland had a positive effect on the revenue development of the operating segment, offset by negative exchange rate effects – mainly in relation to the translation of pounds sterling – as well as the persistently fierce price competition and the resulting decline in revenues from call minutes.

Revenue in the Mobile Communications USA operating segment was down slightly compared with the previous year. While the segment recorded a 14.3-percent improvement in revenue on a U.S. dollar basis – particularly as a result of customer growth and the effect of SunCom’s full consolidation – this was reduced by the substantial negative effects from the translation of U.S. dollars into euros.

Revenue in the Broadband/Fixed Network operating segment decreased year-on-year by 7.1 percent mainly due to continuing line losses and the growing popularity of flat rates. The revenue decline was not offset by growth in the number of DSL lines and leased unbundled local loop lines, also due to the reduction in prices in the broadband market.

Revenue in the Business Customers operating segment also declined. In addition to existing price and competitive pressure in the voice and data services business and lower revenue from the Telecommunications unit, the deconsolidation of Media & Broadcast and the reassignment of ActiveBilling within the Group had a negative impact on revenue.

	Second quarter of 2008				First half of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Net revenue	14,978	15,125	15,575	(2.9)	30,103	31,028	(3.0)	62,516
Mobile Communications Europe[a]	4,992	5,187	5,119	1.3	10,179	10,063	1.2	20,713
Mobile Communications USA[a]	3,461	3,498	3,545	(1.3)	6,959	7,013	(0.8)	14,075
Broadband/Fixed Network[a]	5,382	5,291	5,655	(6.4)	10,673	11,487	(7.1)	22,690
Business Customers[a]	2,603	2,667	2,962	(10.0)	5,270	5,868	(10.2)	11,987
Group Headquarters & Shared Services[a]	884	915	988	(7.4)	1,799	1,940	(7.3)	3,868
Intersegment revenue[b]	(2,344)	(2,433)	(2,694)	9.7	(4,777)	(5,343)	10.6	(10,817)

a	Total revenue (including revenue between operating segments).
b	Elimination of revenue between operating segments.

Interim Group management report	14 | 15

Contribution of the operating segments to net revenue (after elimination of revenue between segments)

	H1 2008 millions of €	Proportion of net revenue of the Group %	H1 2007 millions of €	Proportion of net revenue of the Group %	Change millions of €	Change %	FY 2007 millions of €
Net revenue	30,103	100.0	31,028	100.0	(925)	(3.0)	62,516
Mobile Communications Europe	9,850	32.7	9,718	31.3	132	1.4	20,000
Mobile Communications USA	6,953	23.1	7,000	22.6	(47)	(0.7)	14,050
Broadband/Fixed Network	8,914	29.6	9,697	31.3	(783)	(8.1)	19,072
Business Customers	4,082	13.6	4,422	14.2	(340)	(7.7)	8,971
Group Headquarters & Shared Services	304	1.0	191	0.6	113	59.2	423

With 32.7 percent, the Mobile Communications Europe operating segment provided the largest contribution to the net revenue of the Group. While the Mobile Communications Europe and Mobile Communications USA operating segments increased their contribution to net revenue year-on-year, the contributions by the Broadband/Fixed Network and Business Customers operating segments decreased.

Breakdown of revenue by regions

The proportion of net revenue generated outside Germany in the first half of 2008 increased by 1.7 percentage points compared with the prior-year period to reach 52.0 percent. The reason was the decrease in domestic revenue, primarily in the Broadband/Fixed Network and Business Customers operating segments.

		Second quarter of 2008			First half of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Net revenue	14,978	15,125	15,575	(2.9)	30,103	31,028	(3.0)	62,516
Domestic	7,254	7,184	7,624	(5.8)	14,438	15,417	(6.4)	30,694
International	7,724	7,941	7,951	(0.1)	15,665	15,611	0.3	31,822
Proportion generated internationally (%)	51.6	52.5	51.0		52.0	50.3		50.9
Europe (excluding Germany)	4,144	4,318	4,279	0.9	8,462	8,378	1.0	17,264
North America	3,460	3,497	3,564	(1.9)	6,957	7,039	(1.2)	14,159
Other	120	126	108	16.7	246	194	26.8	399

EBIT

EBIT in the Group increased by 8.5 percent year-on-year to EUR 4.2 billion. While EBIT generated by the Business Customers, Mobile Communications Europe and Mobile Communications USA operating segments improved, the Broadband/Fixed Network and Group Headquarters & Shared Services operating segments each reported a decrease.

	Second quarter of 2008				First half of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
EBIT[a] in the Group	2,298	1,868	2,043	(8.6)	4,166	3,838	8.5	5,286
Mobile Communications Europe	759	861	754	14.2	1,620	1,361	19.0	2,436
Mobile Communications USA	502	584	545	7.2	1,086	1,004	8.2	2,017
Broadband/Fixed Network	909	837	929	(9.9)	1,746	1,905	(8.3)	3,250
Business Customers	479	(65)	34	n.a.	414	78	n.a.	(323)
Group Headquarters & Shared Services	(277)	(305)	(215)	(41.9)	(582)	(465)	(25.2)	(1,973)
Reconciliation	(74)	(44)	(4)	n.a.	(118)	(45)	n.a.	(121)

a	EBIT is profit/loss from operations as shown in the income statement.

Profit/loss before income taxes

Profit before income taxes for the first six months of 2008 was EUR 2.5 billion, up 9.1 percent over the prior-year comparative period. The main reason was the reduction in cost of sales and selling expenses which exceeded the decline in revenue, primarily as a result of cost-saving and efficiency enhancement programs in the Group. In addition, the gain on the disposal of Media & Broadcast had a positive effect on profit before income taxes. This improvement was offset in part by expenses for staff-related and other restructuring measures.

Net profit

Net profit increased year-on-year by EUR 0.3 billion to EUR 1.3 billion for the first half of 2008, mainly due to the aforementioned effects.

EBITDA

In the first six months of 2008, EBITDA was EUR 9.5 billion, which was 1.8 percent higher than in the same period of the previous year. While EBITDA generated by the Mobile Communications Europe, Mobile Communications USA and Business Customers operating segments improved, EBITDA at the Broadband/Fixed Network and Group Headquarters & Shared Services operating segments was lower than in the prior year.

Adjusted EBITDA

On the whole, Group EBITDA was impacted only to a minor extent by special factors in the first six months of 2008. Expenses in connection with staff-related and other restructuring measures were largely offset by the gain on the disposal of Media & Broadcast in the Business Customers operating segment.

Special factors had a negative impact of EUR 0.2 billion on Group EBITDA in the first six months of 2007. These factors consisted mainly of expenses from the recognition of provisions for compensation payments in connection with changes to the collective agreements for the Telekom Service companies. One-time expenses were also incurred in connection with the sale of call center locations. These expenses were offset in part by factors such as the gain on the disposal of T-Online France.

Group EBITDA for the first half of 2008, adjusted for special factors, was EUR 9.5 billion, down just 0.5 percent year-on-year. Most of the effects of the year-on-year decrease in net revenue were offset by enhanced efficiency, process improvements, and cost cuts.

	Second quarter of 2008				First half of 2008			FY 2007 millions of €
	Q1 2008 millions of €	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %
Adjusted EBITDA[a]	4,686	4,850	4,902	(1.1)	9,536	9,584	(0.5)	19,326
Mobile Communications Europe	1,698	1,813	1,723	5.2	3,511	3,327	5.5	6,824
Mobile Communications USA	966	1,030	1,029	0.1	1,996	1,964	1.6	3,909
Broadband/Fixed Network	1,906	1,903	1,905	(0.1)	3,809	3,775	0.9	7,770
Business Customers	206	194	280	(30.7)	400	541	(26.1)	1,062
Group Headquarters & Shared Services	(25)	(40)	(21)	(90.5)	(65)	46	n.a.	(108)
Reconciliation	(65)	(50)	(14)	n.a.	(115)	(69)	(66.7)	(131)

a	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 77 et seq.

Interim Group management report	16 | 17

Free cash flow

At EUR 3.6 billion, free cash flow in the first half of 2008 increased by EUR 1.3 billion year-on-year, primarily as a result of the improvement in cash generated from operations, which in turn was mainly driven by the positive development of working capital. Lower interest payments as a result of a change in the structure of interest payments in the course of the year and also due to a lower year-on-year average level of net debt also had a positive effect on free cash flow. By contrast, lower cash inflows from the disposal of property, plant and equipment resulting from reduced sales of real estate had a negative impact on free cash flow year-on-year.

	Second quarter of 2008				First half of 2008			FY 2007 millions of €
	Q1 2008 millions of €	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %
Cash generated from operations	3,768	4,375	4,073	7.4	8,143	6,616	23.1	16,169
Interest received (paid)	(437)	(693)	(923)	24.9	(1,130)	(1,401)	19.3	(2,455)
Net cash from operating activities	3,331	3,682	3,150	16.9	7,013	5,215	34.5	13,714
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment	(1,792)	(1,837)	(1,584)	(16.0)	(3,629)	(3,607)	(0.6)	(8,015)
Free cash flow before proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	1,539	1,845	1,566	17.8	3,384	1,608	n.a.	5,699
Proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	90	118	185	(36.2)	208	542	(61.6)	761
Adjustment[a]	—	—	—	—	—	121	n.a.	121
Free cash flow before dividend payments[b]	1,629	1,963	1,751	12.1	3,592	2,271	58.2	6,581

a	Cash outflows totaling EUR 121 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
b	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 81.

Net debt

Compared with the end of 2007, the Deutsche Telekom Group’s net debt increased by EUR 3.3 billion to EUR 40.6 billion. This increase is mainly attributable to dividends paid and payments to acquire shares in OTE, as well as to acquire SunCom. The positive free cash flow and the cash inflow from the sale of Media & Broadcast had an offsetting effect.

	June 30, 2008 millions of €	Mar. 31, 2008 millions of €	Change June 30, 2008/ Mar. 31, 2008%	Dec. 31, 2007 millions of €	Change June 30, 2008/ Dec. 31, 2007%	June 30, 2007 millions of €	Change June 30, 2008/ June 30, 2007%
Bonds	32,249	31,712	1.7	32,294	(0.1)	35,013	(7.9)
Liabilities to banks	7,415	3,936	88.4	4,260	74.1	3,371	n.a.
Liabilities to non-banks from promissory notes	738	733	0.7	690	7.0	669	10.3
Liabilities from derivatives	1,339	1,321	1.4	977	37.1	712	88.1
Lease liabilities	2,056	2,100	(2.1)	2,139	(3.9)	2,200	(6.5)
Liabilities arising from ABS transactions	—	—	—	—	—	1,148	n.a.
Other financial liabilities	452	451	0.2	502	(10.0)	407	11.1
Gross debt	44,249	40,253	9.9	40,862	8.3	43,520	1.7
Cash and cash equivalents	1,954	2,271	(14.0)	2,200	(11.2)	2,146	(8.9)
Available-for-sale/held-for-trading financial assets	104	112	(7.1)	75	38.7	75	38.7
Receivables from derivatives	292	718	(59.3)	433	(32.6)	213	37.1
Other financial assets	1,340	1,258	6.5	918	46.0	729	83.8
Net debt[a]	40,559	35,894	13.0	37,236	8.9	40,357	0.5

a	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 82.

Development of business in the operating segments.

Mobile Communications Europe and Mobile Communications USA.

Mobile Communications: Customer development and selected KPIs

	June 30, 2008 millions	Mar. 31, 2008 millions	Change June 30, 2008/ Mar. 31, 2008%	Dec. 31, 2007 millions	Change June 30, 2008/ Dec. 31, 2007%	June 30, 2007 millions	Change June 30, 2008/ June 30, 2007%
Mobile Communications Europe[a]	93.5	92.3	1.3	90.9	2.9	87.0	7.5
T-Mobile Deutschland[b]	38.4	37.1	3.5	36.0	6.7	34.3	12.0
T-Mobile UKc	16.8	17.1	(1.8)	17.3	(2.9)	16.8	0.0
PTC (Poland)	12.8	13.0	(1.5)	13.0	(1.5)	12.5	2.4
T-Mobile Netherlands (NL)[d]	5.3	5.2	1.9	4.9	8.2	4.8	10.4
T-Mobile Austria (A)	3.3	3.3	0.0	3.3	0.0	3.1	6.5
T-Mobile CZ (Czech Republic)	5.3	5.3	0.0	5.3	0.0	5.1	3.9
T-Mobile Hungary	5.1	4.9	4.1	4.9	4.1	4.5	13.3
T-Mobile Croatia	2.5	2.5	0.0	2.4	4.2	2.2	13.6
T-Mobile Slovensko (Slovakia)	2.3	2.3	0.0	2.4	(4.2)	2.2	4.5
Other[e]	1.7	1.7	0.0	1.6	6.3	1.4	21.4
Mobile Communications USA[a]	31.5	30.8	2.3	29.8	5.7	28.0	12.5
Mobile customers (total)[a]	125.0	123.1	1.5	120.8	3.5	115.0	8.7

a	One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: Orange Nederland and SunCom customers were also included in the historic customer base.
b	As a result of court rulings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. Accordingly, in 2007 and the first half of 2008, far fewer customers were deactivated.
c	Including Virgin Mobile.
d	Including the first-time consolidation of Orange Nederland from October 1, 2007 and Online (formerly Orange Nederland Breedband B. V.) in the second quarter of 2008. The consolidation of Online has no effect on the number of customers of the T-Mobile Netherlands Group, as only mobile communications customers are shown.
e	“Other” includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

Mobile Communications Europe

The previous year’s positive customer growth in the Mobile Communications Europe segment continued in the first half of 2008. The highest increases compared with the end of 2007 were generated by T-Mobile Deutschland (2.4 million customers), T-Mobile Netherlands (0.4 million customers) and T-Mobile Hungary (0.2 million customers). The T-Mobile companies in Croatia, Macedonia and Montenegro also contributed to positive customer development. The number of contract customers continued to rise in the first half of 2008. Their share as a proportion of the total customer base increased in particular in the T-Mobile companies in Slovakia, Poland, the Czech Republic and Austria, and in the Southeastern European companies. T-Mobile Deutschland also registered encouraging growth in its contract customer base from the start of the year. This success was a result of the focused customer acquisition strategy including the marketing of rates with inclusive minutes, flat rates, and new and attractive hardware offers in conjunction with a long-term contract. A change in the legal position in 2007 was a main reason for the large number and strong growth of prepay customers at T-Mobile Deutschland: Prepay customers can now use their credit over a longer period and are therefore recorded as customers for longer.

Mobile Communications USA

The Mobile Communications USA operating segment added 668,000 customers in the second quarter of 2008, compared to 857,000 net adds in the second quarter of 2007 and 981,000 net adds in the first quarter of 2008 (excluding the acquired SunCom customer base of 1.1 million customers). New contract customers accounted for almost 80 percent or 525,000 of the net adds in the second quarter of 2008, compared to 687,000 contract net adds in the second quarter of 2007 and 732,000 in the first quarter of 2008. The lower contract customer growth in the second quarter of 2008 compared with the first quarter can be attributed to a sequential increase in contract churn. The two-year anniversary of the introduction of two-year contracts in April 2006 contributed to the increase in churn in the second quarter of 2008, as the second quarter was the first reporting period two-year contracts could have expired. Contract gross adds in the second quarter were in line with the first quarter of 2008 – a reflection of successful products such as MyFaves, with now more than 6.5 million customers, FlexPay, an innovative hybrid plan that combines elements of traditional postpaid and prepaid plans, and the Unlimited Family plan for calling and messaging, which was introduced at the beginning of June 2008. The Mobile Communications USA operating segment ended the second quarter of 2008 with a customer base of 31.5 million.

Interim Group management report	18 | 19

Mobile Communications Europe: Development of operations

	Second quarter of 2008				First half of 2008			FY 2007 millions of €
	Q1 2008 millions of €	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %
Total revenue[a]	4,992	5,187	5,119	1.3	10,179	10,063	1.2	20,713
Of which: T-Mobile Deutschland	1,884	1,953	2,009	(2.8)	3,837	3,960	(3.1)	7,993
T-Mobile UK	1,058	1,016	1,178	(13.8)	2,074	2,343	(11.5)	4,812
PTC	524	580	486	19.3	1,104	932	18.5	1,965
T-Mobile NLb	416	447	301	48.5	863	589	46.5	1,318
T-Mobile A	274	270	295	(8.5)	544	605	(10.1)	1,182
T-Mobile CZ	311	332	282	17.7	643	547	17.6	1,171
T-Mobile Hungary	258	282	278	1.4	540	543	(0.6)	1,118
T-Mobile Croatia	129	148	144	2.8	277	267	3.7	581
T-Mobile Slovensko	128	141	127	11.0	269	245	9.8	510
Other[c]	53	64	60	6.7	117	109	7.3	236
EBIT (profit from operations)	759	861	754	14.2	1,620	1,361	19.0	2,436
EBIT margin (%)	15.2	16.6	14.7		15.9	13.5		11.8
Depreciation, amortization and impairment losses	(940)	(941)	(960)	2.0	(1,881)	(1,939)	3.0	(4,241)
EBITDA[d]	1,699	1,802	1,714	5.1	3,501	3,300	6.1	6,677
Special factors affecting EBITDA[d]	1	(11)	(9)	(22.2)	(10)	(27)	63.0	(147)
Adjusted EBITDA[d]	1,698	1,813	1,723	5.2	3,511	3,327	5.5	6,824
Of which: T-Mobile Deutschland	692	773	741	4.3	1,465	1,441	1.7	2,938
T-Mobile UK	230	196	276	(29.0)	426	500	(14.8)	1,183
PTC	184	214	168	27.4	398	315	26.3	646
T-Mobile NLb	62	114	73	56.2	176	134	31.3	279
T-Mobile A	76	65	81	(19.8)	141	193	(26.9)	336
T-Mobile CZ	158	158	129	22.5	316	257	23.0	513
T-Mobile Hungary	112	133	120	10.8	245	230	6.5	475
T-Mobile Croatia	53	64	67	(4.5)	117	118	(0.8)	248
T-Mobile Slovensko	61	68	57	19.3	129	115	12.2	203
Other[c]	24	31	30	3.3	55	54	1.9	116
Adjusted EBITDA margin[d] (%)	34.0	35.0	33.7		34.5	33.1		32.9
Cash capex[e]	(471)	(318)	(387)	17.8	(789)	(835)	5.5	(1,938)
Number of employees[f]	29,279	28,968	30,144	(3.9)	29,138	30,137	(3.3)	30,802

a	The amounts stated for the national companies correspond to their respective unconsolidated financial statements without taking into consideration consolidation effects at operating segment level.
b	Including first-time consolidation of Orange Nederland from October 1, 2007 and of Online (formerly Orange Nederland Breedband B. V.) in the second quarter of 2008, retroactively as of October 1, 2007.
c	“Other” includes revenues and EBITDA generated by T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).
d	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 77 et seq.
e	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
f	Average number of employees.

Mobile Communications USA: Development of operations

	Second quarter of 2008				First half of 2008			FY 2007 millions of €
	Q1 2008 millions of €	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %
Total revenue	3,461	3,498	3,545	(1.3)	6,959	7,013	(0.8)	14,075
EBIT (profit from operations)	502	584	545	7.2	1,086	1,004	8.2	2,017
EBIT margin (%)	14.5	16.7	15.4		15.6	14.3		14.3
Depreciation, amortization and impairment losses	(460)	(430)	(484)	11.2	(890)	(960)	7.3	(1,892)
EBITDA[a]	962	1,014	1,029	(1.5)	1,976	1,964	0.6	3,909
Special factors affecting EBITDA[a]	(4)	(16)	0	n.a.	(20)	0	n.a.	0
Adjusted EBITDA[a]	966	1,030	1,029	0.1	1,996	1,964	1.6	3,909
Adjusted EBITDA margin[a] (%)	27.9	29.4	29.0		28.7	28.0		27.8
Cash capex[b]	(480)	(661)	(435)	(52.0)	(1,141)	(902)	(26.5)	(1,958)
Number of employees[c]	34,452	35,834	31,258	14.6	35,143	30,871	13.8	31,655

Including first-time consolidation of SunCom from February 22, 2008.

a	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 77 et seq.
b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.

Mobile Communications Total: Development of operations

	Second quarter of 2008				First half of 2008			FY 2007 millions of €
	Q1 2008 millions of €	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %
Total revenue	8,445	8,678	8,650	0.3	17,123	17,050	0.4	34,736
EBIT (profit from operations)	1,260	1,446	1,297	11.5	2,706	2,363	14.5	4,453
EBIT margin (%)	14.9	16.7	15.0		15.8	13.9		12.8
Depreciation, amortization and impairment losses	(1,400)	(1,371)	(1,444)	5.1	(2,771)	(2,899)	4.4	(6,133)
EBITDA[a]	2,660	2,817	2,741	2.8	5,477	5,262	4.1	10,586
Special factors affecting EBITDA[a]	(3)	(27)	(9)	n.a.	(30)	(27)	(11.1)	(147)
Adjusted EBITDA[a]	2,663	2,844	2,750	3.4	5,507	5,289	4.1	10,733
Adjusted EBITDA margin[a] (%)	31.5	32.8	31.8		32.2	31.0		30.9
Cash capex[b]	(951)	(979)	(822)	(19.1)	(1,930)	(1,737)	(11.1)	(3,896)
Number of employees[c]	63,731	64,802	61,402	5.5	64,281	61,008	5.4	62,457

This table shows consolidated figures for the Mobile Communications Europe and Mobile Communications USA operating segments, which are provided here for information purposes.

a	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 77 et seq.
b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.

Interim Group management report	20 | 21

Mobile Communications Europe: Total revenue

Total revenue in the Mobile Communications Europe operating segment increased by 1.2 percent year-on-year to EUR 10.2 billion. Adjusted for exchange rate effects, T-Mobile CZ, PTC and all the Southeastern European national companies increased their revenue substantially compared with the previous year. Revenue at T-Mobile UK was impacted by a strong negative exchange rate effect of the pound sterling which more than offset T-Mobile UK’s positive organic growth. The continuing intense price competition caused the revenues of T-Mobile Deutschland and T-Mobile Austria to decline compared with the first half of 2007. The increased numbers of customers partially offset the effects of the price pressure. The consolidation of Orange Nederland and Online (formerly Orange Breedband B.V.) also had a positive effect on revenue growth in Europe.

Mobile Communications Europe: EBITDA, adjusted EBITDA

In the first half of 2008, adjusted EBITDA grew by EUR 0.2 billion year-on-year. The main drivers behind this development were PTC and T-Mobile CZ and the national companies in Hungary and Slovakia. The first-time consolidation of Orange Nederland and Online also had a positive effect on earnings. The strong negative effect of the sterling exchange rate reduced EBITDA for T-Mobile UK year-on-year. T-Mobile UK’s earnings were also impacted by higher expenses for customer retention measures and other sales-related services. The continuing intense price competition in Austria led to a reduction in EBITDA at T-Mobile Austria. T-Mobile Deutschland, on the other hand, increased its EBITDA despite intense competition. Targeted cost savings helped to improve the adjusted EBITDA margin for T-Mobile Deutschland significantly year-on-year.

Mobile Communications Europe: EBIT

EBIT (profit from operations) in the Mobile Communications Europe operating segment increased by EUR 0.3 billion in the first half of 2008. This corresponds to a 19.0 percent increase compared with the first half of 2007. This was mainly attributable to the positive factors from EBITDA. Lower depreciation and amortization, particularly at T-Mobile Austria and T-Mobile Deutschland, also contributed to the increase in EBIT.

Mobile Communications Europe: Cash capex

Cash capex for the mobile communications business in Europe was slightly below the level for the first half of 2007. The main reasons were smaller investments, particularly in Austria and the United Kingdom. This effect partially offset the higher investments in Poland and Hungary.

Mobile Communications Europe: Personnel

The average number of employees declined year-on-year, primarily due to a decrease in employee numbers at T-Mobile Deutschland. In Germany, the spin-off of customer service operations to Deutsche Telekom Kundenservice GmbH affected employee figures within the Group. As a result of this spin-off, Deutsche Telekom has reported former T-Mobile customer service employees in the Broadband/Fixed Network operating segment since the first quarter of 2008. These effects were countered mainly by the inclusion of Orange Nederland and Online employees and a sharp increase in the number of PTC employees following the expansion of sales through its own shops.

Mobile Communications USA: Total revenue

Due to the significant strengthening of the euro over the course of the year, the Mobile Communications USA operating segment’s revenue in euros actually declined by 0.8 percent year-on-year to EUR 7.0 billion in the first half of 2008. However, in U.S. dollar terms the Mobile Communications USA operating segment grew by 14.3 percent year-on-year to USD 10.7 billion in the first half of 2008. The main factor driving this revenue growth was the customer growth combined with stable ARPU5. In addition, the first-time consolidation of SunCom in February 2008 contributed USD 295 million in consolidated revenues in the first half of 2008.

Mobile Communications USA: EBITDA, adjusted EBITDA

In euro terms, adjusted EBITDA increased by 1.6 percent year-on-year to EUR 2.0 billion. In U.S. dollars, adjusted EBITDA grew at a higher rate of 17.0 percent year-on-year to USD 3.1 billion in the first half of 2008. Accordingly, the margin improved to 28.7 percent from 28.0 percent in the first half of 2007. This improvement is primarily due to the growth in Mobile Communications USA’s customer base.

Mobile Communications USA: EBIT

EBIT (profit from operations) grew year-on-year by 8.2 percent in euro terms.

Mobile Communications USA: Cash capex

Cash capex increased year-on-year from EUR 0.9 billion to EUR 1.1 billion in the first half of 2008. In U.S. dollar terms, cash capex grew from USD 1.2 billion to USD 1.8 billion. The increase in cash capex is due in particular to significantly higher 3G capex in connection with the roll-out of Mobile Communications USA’s UMTS/HSDPA network. In the first half of 2008 alone, the number of 3G base stations was increased from approximately 8,000 at the end of 2007 to approximately 14,000 at the end of the second quarter of 2008.

Mobile Communications USA: Personnel

The average number of employees rose year-on-year and is related to the sustained customer growth and business expansion, and the acquisition of SunCom in February 2008 adding approximately 1,850 new employees to the Mobile Communications USA operating segment.

5	ARPU – average revenue per user – is used to measure monthly revenue from services per customer. ARPU is calculated as follows: revenue generated from services used by customers (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue, monthly charges, and revenue from visitor roaming, divided by the average number of customers in the month in question. Revenue from services excludes the following: revenue from terminal equipment, revenue from customer activation, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers.

Interim Group management report	22 | 23

Broadband/Fixed Network.

Broadband/ Fixed Network: Customer development and selected KPIs

	June 30, 2008 millions	Mar. 31, 2008 millions	Change June 30, 2008/ Mar. 31, 2008%	Dec. 31, 2007 millions	Change June 30, 2008/ Dec. 31, 2007%	June 30, 2007 millions	Change June 30, 2008/ June 30, 2007%
Broadband
Lines (total)[a,b]	14.6	14.4	1.4	13.9	5.0	12.7	15.0
Of which: retail	11.2	10.8	3.7	10.2	9.8	9.0	24.4
Domestic[a]	13.1	13.0	0.8	12.5	4.8	11.5	13.9
Of which: retail	9.9	9.6	3.1	9.0	10.0	8.0	23.8
International[a,b]	1.6	1.5	6.7	1.4	14.3	1.2	33.3

Fixed Network
Lines (total)[a,b]	35.2	35.9	(1.9)	36.6	(3.8)	37.7	(6.6)
Domestic[a]	29.8	30.5	(2.3)	31.1	(4.2)	32.1	(7.2)
Of which: standard analog lines	21.4	21.9	(2.3)	22.4	(4.5)	23.3	(8.2)
Of which: ISDN lines	8.4	8.5	(1.2)	8.6	(2.3)	8.8	(4.5)
International[a,b]	5.4	5.4	0.0	5.5	(1.8)	5.6	(3.6)

Wholesale/resale
DSL resale[c]	3.4	3.6	(5.6)	3.7	(8.1)	3.7	(8.1)
Of which: domestic	3.2	3.4	(5.9)	3.5	(8.6)	3.5	(8.6)
ULLs[d]	7.6	7.0	8.6	6.4	18.8	5.5	38.2
of which: domestic	7.5	7.0	7.1	6.4	17.2	5.5	36.4

Totals were calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown.

a	Telephone lines in operation excluding internal use and public telecommunications, including wholesale services.
b	International includes Eastern Europe with T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom including subsidiaries Makedonski Telekom AD (formerly Maktel) and Crnogorski Telekom. T-Online France and T-Online Spain were deconsolidated in 2007 and are not included here. Prior-year figures have been adjusted accordingly.
c	Definition of resale: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.
d	Unbundled local loop lines in Germany and abroad; wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

Growth in the broadband market continued in the first half of 2008. Compared with the end of the first half of 2007, the number of broadband lines operated by the Group increased by 1.9 million to 14.6 million. In Germany, the number of broadband lines operated by Deutsche Telekom – mainly driven by the T-Home retail business – increased by 1.6 million year-on-year to 13.1 million, although the resale business declined.

T-Home continues to push ahead with the expansion of the domestic broadband network in 2008. It is systematically implementing its expansion strategy, enabling more and more households to connect to the high-speed network infrastructure. Along with VDSL expansion in 50 towns and cities, Deutsche Telekom is working with local authorities to enable improved DSL service in rural areas where the investment does not make sound business sense from the Group’s perspective.

In the first half of 2008, the number of existing customers choosing complete packages rose to 11.7 million – an increase of 1.5 million. At just over 70 percent, products and services combining voice and Internet communication (Call & Surf) account for the largest proportion of customers opting for complete packages. The number of Entertain customers grew by 77,000 in the first half of 2008 to around 193,000. The service spectrum was expanded in the second quarter of 2008.

Demand for unbundled local loop lines (ULLs) in Germany increased by 1.1 million from the end of 2007 to a total of 7.5 million. Among other things, this was mainly the result of the migration of DSL resale customers to all-IP lines operated on the basis of ULLs. This development led to a corresponding decline in DSL resale lines in the first half of 2008, a decrease of 355,000 to 3.2 million. In the reporting period, Deutsche Telekom provided 2,000 of the newly introduced IP-based bitstream access stand-alone lines (IP-BSA SA, not coupled to a PSTN line from Deutsche Telekom), which have to be sold to competitors as wholesale products.

Internationally too, the broadband market grew in the first half of 2008. With a total of 1.6 million broadband lines, including resale, the Broadband/Fixed Network segment achieved a year-on-year increase outside Germany of around 383,000, or 33.3 percent.

The Broadband/Fixed Network segment recorded a decrease in the number of fixed-network lines, as expected. The total number of fixed-network lines in Germany decreased by 653,000 in the second quarter of 2008 to 29.8 million.

The line losses include customers who previously obtained their broadband connection via a fixed network-based DSL resale line from Deutsche Telekom and are now migrating to a ULL-based all-IP line. The decrease is mainly attributable to customers switching to other fixed network, cable and mobile operators.

The number of call minutes within the Deutsche Telekom network increased by 1.6 percent year-on-year to 51.9 billion minutes.

Interim Group management report	24 | 25

Broadband/ Fixed Network: Development of operations

	Second quarter of 2008				First half of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Total revenue	5,382	5,291	5,655	(6.4)	10,673	11,487	(7.1)	22,690
Domestic	4,830	4,729	4,948	(4.4)	9,559	10,094	(5.3)	20,078
Of which: network communications	2,318	2,292	2,556	(10.3)	4,610	5,187	(11.1)	10,138
Of which: wholesale services	1,122	1,079	1,085	(0.6)	2,201	2,241	(1.8)	4,482
Of which: IP/Internet	624	618	590	4.7	1,242	1,222	1.6	2,452
Of which: other fixed-network services[a]	529	507	584	(13.2)	1,036	1,178	(12.1)	2,405
International	564	575	722	(20.4)	1,139	1,420	(19.8)	2,654
EBIT (profit from operations)	909	837	929	(9.9)	1,746	1,905	(8.3)	3,250
EBIT margin (%)	16.9	15.8	16.4		16.4	16.6		14.3

Depreciation, amortization and impairment losses	(901)	(883)	(926)	4.6	(1,784)	(1,834)	2.7	(3,675)
EBITDA[b]	1,810	1,720	1,855	(7.3)	3,530	3,739	(5.6)	6,925
Special factors affecting EBITDA[b]	(96)	(183)	(50)	n.a.	(279)	(36)	n.a.	(845)
Adjusted EBITDA[b]	1,906	1,903	1,905	(0.1)	3,809	3,775	0.9	7,770
Domestic	1,667	1,656	1,656	0.0	3,323	3,314	0.3	6,792
International	239	248	249	(0.4)	487	463	5.2	979
Adjusted EBITDA margin[b] (%)	35.4	36.0	33.7		35.7	32.9		34.2
Domestic (%)	34.5	35.0	33.5		34.8	32.8		33.8
International (%)	42.4	43.1	34.5		42.8	32.6		36.9
Cash capex[c]	(623)	(578)	(534)	(8.2)	(1,201)	(1,256)	4.4	(2,805)

Number of employees[d]	97,476	94,830	99,185	(4.4)	96,154	99,888	(3.7)	97,690
Domestic	81,660	79,245	80,411	(1.5)	80,453	80,910	(0.6)	79,704
International	15,816	15,585	18,774	(17.0)	15,701	18,978	(17.3)	17,986

a	Other revenue from other fixed-network services was reclassified and combined in other fixed-network services. Prior-year comparatives have been adjusted.
b	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 77 et seq.
c	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
d	Average number of employees.

Reporting for the Broadband/Fixed Network operating segment is broken down into domestic and international. T-Online France was deconsolidated at the end of June 2007, and T-Online Spain at the end of July 2007. The Scout24 group is reported as domestic since its parent company is domiciled in Germany. ImmobilienScout GmbH has been fully consolidated since November 2007.

ActiveBilling was reassigned and, together with T-Mobile Deutschland GmbH’s call center operations, included in the Broadband/Fixed Network operating segment effective January 1, 2008.

Broadband/Fixed Network: Total revenue

Total revenue generated by the Broadband/Fixed Network operating segment in the first half of 2008 amounted to EUR 10.7 billion. Continuing line losses, the rising trend towards flat-rate plans, and falling prices led to a revenue decrease of 7.1 percent year-on-year.

Broadband/Fixed Network: Total revenue, domestic

Overall, total domestic revenue decreased by 5.3 percent year-on-year to EUR 9.6 billion. This decline is caused by line losses and reduced call revenues arising from the increase in flat rate components sold as part of complete packages, with the result that more free minutes are generated. Other factors included a decline in interconnection calls, price erosion in the broadband market, and decreased purchase of wholesale voice and data services by the Business Customers segment due to price and volume factors. The revenue shortfall was only partly offset by an increase in revenues from unbundled local loop lines.

In the network communications area, intense competition caused revenues to fall by 11.1 percent year-on-year to EUR 4.6 billion in the first half of 2008. Revenue from fixed-network lines was 8.3 percent below the level for the first half of 2007. Increased marketing of voice flat rates in conjunction with access line products did not offset the decline in revenue due to the line losses. On the other hand, these flat-rate offers reduced call revenues due to the decreasing proportion of billed minutes.

Despite volume-driven growth in revenue from unbundled local loop lines, revenue from wholesale products decreased by 1.8 percent year-on-year to EUR 2.2 billion. Factors contributing to the decline in revenue included the volume-based decline in DSL resale lines and interconnection calls in domestic mobile communication networks, as well as the fall in demand from resellers for wholesale products for narrowband services.

Revenue in the IP/Internet area increased by EUR 20 million year-on-year to EUR 1.2 billion, a rise of 1.6 percent year-on-year. The full consolidation of ImmobilienScout GmbH produced a slight growth in revenue. Volume growth in terms of DSL retail lines was unable to fully offset the price erosion.

“Other fixed network services,” comprising the areas of data communications, value-added services and terminal equipment, recorded a revenue decline of 12.1 percent compared with the first half of 2007 to EUR 1.0 billion, due both to a decrease in volumes and, in part, to a reduction in prices. None of these areas was immune from this development.

Broadband/Fixed Network: Total revenue, international

International revenue decreased by 19.8 percent to EUR 1.1 billion. The deconsolidation of T-Online France and T-Online Spain, with an impact of EUR 0.2 billion, tough competition in traditional fixed-network communications, and fixed-mobile substitution had a negative impact on revenue development compared with the first half of 2007. Dynamic growth in the broadband segment in the Eastern European subsidiaries only partly compensated for the decline in conventional fixed-network business.

Broadband/Fixed Network: EBITDA, adjusted EBITDA

Adjusted EBITDA of the Broadband/Fixed Network segment rose by EUR 34 million year-on-year to EUR 3.8 billion. The negative development in international and domestic revenue was more than offset by a reduction in revenue-related costs, lower market investments, and efficiency gains, as well as the overall positive effects of the changes in the composition of the Group.

In Germany, T-Home generated adjusted EBITDA of EUR 3.3 billion in the first half of 2008. The savings in revenue-driven costs, such as termination and materials, as well as reduced market investments, third-party services and personnel costs, outweighed the decrease in revenue in the traditional fixed-network business.

Outside Germany, adjusted EBITDA increased by EUR 24 million to EUR 0.5 billion compared with the first half of 2007. The deconsolidation of T-Online France and T-Online Spain was a major factor.

The special factors of EUR 0.3 billion in the first half of 2008 were mainly the result of expenses for staff-related measures such as voluntary redundancy payments. In the corresponding period last year, expenses for staff-related measures were largely offset by the proceeds from the sale of T-Online France.

Broadband/Fixed Network: EBIT

EBIT (profit from operations) decreased by EUR 0.2 billion year-on-year to EUR 1.7 billion in the first half of 2008. This was primarily due to the same effects that influenced EBITDA and the change in special factors.

Interim Group management report	26 | 27

Broadband/Fixed Network: Cash capex

Cash capex decreased by EUR 0.1 billion to EUR 1.2 billion, mainly as a result of lower investments in the roll-out of VDSL and ADSL2+ compared with the first half of the previous year.

Broadband/Fixed Network: Personnel

The consistently implemented workforce restructuring program continued to use socially responsible measures to reduce the average number of employees. In the first half of 2008, the number of employees decreased by 3.7 percent compared to the first half of last year to a total of 96,154.

In Germany, the number of employees decreased by 457 in the reporting period to 80,453. This was due to the further use of workforce reduction measures such as partial or early retirement and voluntary redundancies, the transfer of civil servants to other employment opportunities, and the reassignment of staff to Group Headquarters & Shared Services. Around 4,700 employees were added at the beginning of 2008 following the reassignment of ActiveBilling and the inclusion of T-Mobile Deutschland GmbH’s call center operations in the Broadband/Fixed Network operating segment, along with the permanent employment of former trainees.

In the first half of 2008, the average number of employees outside Germany decreased by 3,277 year-on-year to a total of 15,701. The average number of employees in Eastern Europe declined by a total of 2,298 year-on-year due to the successful improvement of performance processes and the sale of broadcasting services in Slovakia.

Business Customers.

Business Customers: Selected KPIs

	June 30, 2008	Mar. 31, 2008	Change June 30, 2008/ Mar. 31, 2008%	Dec. 31, 2007	Change June 30, 2008/ Dec. 31, 2007%	June 30, 2007	Change June 30, 2008/ June 30, 2007%
Computing & Desktop Services
Number of servers managed and serviced (units)	41,618	41,026	1.4	39,419	5.6	36,082	15.3
Number of workstations managed and serviced (millions)	1.48	1.45	2.1	1.46	1.4	1.43	3.5
Systems Integration[a]
Hours billed[b] (millions)	5.6	2.7	n.a.	11.4	(50.9)	5.8	(3.4)
Utilization rate[c] (%)	80.3	80.0	0.3p	80.2	0.1p	80.2	0.1p

Percentages calculated on the basis of figures shown.

a	Domestic: excluding changes in the composition of the Group.
b	Cumulative figures at the balance sheet date.
c	Ratio of average number of hours billed to maximum possible hours billed per period.

The reporting structure of T-Systems was modified at the beginning of 2008 in line with the new operational orientation. As a result, reporting no longer shows Enterprise and Business Services. The Business Services unit is now fully integrated into Telecommunications. Computing & Desktop Services and Systems Integration are not affected by the realignment. In addition, the deconsolidation of Media & Broadcast and the reassignment of ActiveBilling to the Broadband/Fixed Network operating segment had a significant impact on T-Systems’ financial figures. This is a consequence of T-Systems’ focus on network-centric ICT services.

Development of business

The business customer market for ICT services again saw tough competition and intense price pressure in the first half of 2008. Although reported new orders decreased by 5.8 percent year-on-year, adjusted for the effects of changes in the composition of the Group, new orders increased by 9.7 percent compared with the first half of 2007.

The positive development of directly comparable new order levels underlines the fact that T-Systems is on the right track with its new sales and marketing approach and its ability to provide ICT and telecommunications services worldwide. The focus on cross-border outsourcing contracts has already contributed to T-Systems’ continued international growth. Examples of this are the large contracts with the oil company Royal Dutch Shell and Siemens (networking its locations in Eastern Europe) and the South African insurance company Old Mutual Group (IT outsourcing).

Interim Group management report	28 | 29

Business Customers: Development of operations

	Second quarter of 2008				First half of 2008			FY 2007 millions of €[a]
	Q1 2008 millions of €	Q2 2008 millions of €	Q2 2007 millions of €[a]	Change %	H1 2008 millions of €	H1 2007 millions of €[a]	Change %
Total revenue	2,603	2,667	2,962	(10.0)	5,270	5,868	(10.2)	11,987
Computing & Desktop Services[a]	869	866	1,036	(16.4)	1,735	2,041	(15.0)	4,166
Systems Integration[a]	414	440	415	6.0	854	830	2.9	1,711
Telecommunications[a]	1,320	1,361	1,511	(9.9)	2,681	2,997	(10.5)	6,110
EBIT[b] (profit (loss) from operations)	479	(65)	34	n.a.	414	78	n.a.	(323)
Special factors affecting EBIT[b]	467	(58)	(24)	n.a.	409	(24)	n.a.	(478)
Adjusted EBIT[b]	12	(7)	58	n.a.	5	102	(95.1)	155
Adjusted EBIT margin[b] (%)	0.5	(0.3)	2.0		0.1	1.7		1.3
Depreciation, amortization and impairment losses	(194)	(201)	(222)	9.5	(395)	(439)	10.0	(907)
EBITDA[c]	673	136	256	(46.9)	809	517	56.5	584
Special factors affecting EBITDA[c]	467	(58)	(24)	n.a.	409	(24)	n.a.	(478)
Adjusted EBITDA[c]	206	194	280	(30.7)	400	541	(26.1)	1,062
Adjusted EBITDA margin[c] (%)	7.9	7.3	9.5		7.6	9.2		8.9
Cash capex[d]	(138)	(193)	(149)	(29.5)	(331)	(422)	21.6	(921)
Number of employees[e]	53,129	52,254	56,218	(7.1)	52,691	56,497	(6.7)	56,566

a	The reporting structure of T-Systems was modified at the beginning of the 2008 financial year to reflect the new operational orientation. As a result, reporting no longer shows Enterprise and Business Services. The Business Services unit is now fully integrated into Telecommunications. Computing & Desktop Services and Systems Integration are not affected by the realignment.
b	EBIT is profit/loss from operations as shown in the consolidated income statement. For a detailed explanation of the special factors affecting EBIT, adjusted EBIT, and the adjusted EBIT margin, please refer to “Reconciliation of pro forma figures,” page 77 et seq.
c	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 77 et seq.
d	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement. In the first half of 2007 these include outflows totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
e	Average number of employees.

Business Customers: Total revenue

Total revenue generated by the Business Customers operating segment in the first half of 2008 amounted to EUR 5.3 billion, a year-on-year decrease of 10.2 percent. Adjusted for effects of changes in the composition of the Group and exchange rate effects, revenue decreased by 3.0 percent year-on-year. Revenue generated with customers within the Deutsche Telekom Group declined.

The positive development of international business continued in the first half of 2008 with an increase in revenue of 3.2 percent. In Germany, revenue declined by 13.6 percent. The decrease in domestic revenue is attributable both to the continued price erosion in the telecommunications and IT business and to the sale of Media & Broadcast as well as the reassignment of ActiveBilling.

Business Customers: Net revenue

The Business Customers operating segment generated revenue of EUR 4.1 billion in first half of 2008 from business with customers outside the Deutsche Telekom Group, a decrease of 7.7 percent compared with the same period last year. Initial successes from the strategic partnership with Cognizant were not sufficient to compensate for the price-driven decrease in revenue at Systems Integration. Computing & Desktop Services and Telecommunications also recorded a decline which was mainly attributable to changes in the composition of the Group as well as the falling prices in the mainstream IT business at Computing & Desktop Services. Although IP revenue increased at Telecommunications, this still did not offset the substantial price erosion in the voice and data business.

Business Customers: EBITDA, adjusted EBITDA

In the first half of 2008, the Business Customers operating segment generated EBITDA of EUR 0.8 billion. The year-on-year increase of EUR 0.3 billion is mainly attributable to the gain from the sale of Media & Broadcast. The decline in revenue had a negative effect on EBITDA development.

Adjusted EBITDA declined by 26.1 percent, mainly as a result of ongoing price and competitive pressure as well as the deconsolidation of Media & Broadcast and the reassignment of ActiveBilling. Adjusted for these effects of changes in the composition of the Group and exchange rate effects, adjusted EBITDA was 6.8 percent lower than in the same period last year. T-Systems was unable to fully offset this decrease despite a program implemented to cut costs and enhance efficiency.

Business Customers: EBIT, adjusted EBIT

In the first half of 2008, EBIT (profit/loss from operations) was EUR 0.4 billion. The increase of EUR 0.3 billion is primarily due to the gain from the sale of Media & Broadcast.

Adjusted EBIT declined by 95.1 percent year-on-year, mainly as a result of the decrease in revenue.

Business Customers: Cash capex

Cash capex declined by EUR 0.1 billion in the reporting period. The higher level of cash capex in the prior year was a consequence of expenditure for the acquisition of infrastructure from Centrica in 2007.

Business Customers: Personnel

The average headcount in the Business Customers operating segment declined by 3,806 to 52,691, a decrease of 6.7 percent compared with the first half of 2007. The sale of Media & Broadcast and the reassignment of ActiveBilling to the Broadband/Fixed Network operating segment at the beginning of 2008 reduced the number of employees by approximately 3,000 compared with the corresponding prior-year period. The remaining reduction is due to the staff restructuring measures initiated in 2007. In Germany, the average number of employees declined by 5,863 year-on-year to 35,140, a decrease of 14.3 percent. This development is due primarily to the aforementioned deconsolidation and the reassignment of ActiveBilling as well as to the implementation of staff restructuring measures. The average headcount abroad rose by 2,057 – an increase of 13.3 percent. This was mainly attributable to implementation of the internationalization strategy.

Interim Group management report	30 | 31

Group Headquarters & Shared Services.

Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Deutsche Telekom Group and is responsible for operating activities that are not directly related to the core business of the operating segments. The Shared Services unit mainly consists of the Real Estate Services unit, whose activities include the management of Deutsche Telekom AG’s real estate portfolio in Germany; DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services; and Vivento. In addition, Group Headquarters & Shared Services includes the shared services and headquarters functions of Magyar Telekom.

To increase its competitiveness Deutsche Telekom established Deutsche Telekom Accounting GmbH on April 1, 2008 with the objective of modernizing and streamlining the financial accounting process and utilizing economies of scale by merging locations. To this end, Deutsche Telekom has efficiently bundled accounting functions that were previously assigned to the operating segments in a shared service center. The new company successfully completed the first location migrations in the second quarter of 2008.

At Vivento, Deutsche Telekom’s personnel service provider, the spotlight in the first six months of the 2008 financial year was on two challenges: securing additional external employment opportunities, predominantly in the public sector, for Group employees (previously “capacity management”) and sustainable placement management to support staff restructuring.

The workforce at Vivento totaled around 8,200 staff at the end of the first half of 2008. This figure comprises around 600 of Vivento’s own staff including management, approximately 3,400 call center unit employees, around 1,900 employees assigned to projects set up together with the German Federal Employment Agency and in other positions, in particular in the public sector (previously “capacity management”), as well as around 2,300 additional transferees. External deployment at normal market terms and conditions is intended to partially refinance the personnel costs of employees assigned.

In the reporting period, around 3,200 employees left Vivento to pursue new employment opportunities. Approximately 31,600 employees have thus found jobs outside Vivento since its formation. Around 1,200 employees were transferred to Vivento during the first half of 2008, bringing the number of Deutsche Telekom staff transferred to Vivento since its formation to some 39,800. The employment rate remained high in the first six months of 2008. During the reporting period, around 80 percent of the approximately 7,600 employees (excluding Vivento’s own staff and management) were in employment or undergoing training.

Group Headquarters & Shared Services: Development of operations

	Second quarter of 2008				First half of 2008
	Q1 2008 millions of €	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Total revenue	884	915	988	(7.4)	1,799	1,940	(7.3)	3,868
EBIT (loss from operations)	(277)	(305)	(215)	(41.9)	(582)	(465)	(25.2)	(1,973)
EBIT margin (%)	(31.3)	(33.3)	(21.8)		(32.4)	(24.0)		(51.0)
Depreciation, amortization and impairment losses	(177)	(250)	(189)	(32.3)	(427)	(371)	(15.1)	(967)
EBITDA[a]	(100)	(55)	(26)	n.a.	(155)	(94)	(64.9)	(1,006)
Special factors affecting EBITDA[a]	(75)	(15)	(5)	n.a.	(90)	(140)	35.7	(898)
Adjusted EBITDA[a]	(25)	(40)	(21)	(90.5)	(65)	46	n.a.	(108)
Adjusted EBITDA margin[a] (%)	(2.8)	(4.4)	(2.1)		(3.6)	2.4		(2.8)
Cash capex[b]	(103)	(100)	(82)	(22.0)	(203)	(199)	(2.0)	(471)
Number of employees[c]	23,737	24,297	27,241	(10.8)	24,017	28,275	(15.1)	27,023
Of which: at Vivento[d]	8,400	8,200	11,100	(26.1)	8,200	11,100	(26.1)	10,200

a	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 77 et seq.
b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.
d	Number of employees at the balance sheet date, including Vivento’s own staff and management; figures rounded.

Group Headquarters & Shared Services: Total revenue

Revenue generated in the Group Headquarters & Shared Services operating segment decreased by 7.3 percent in the first six months of the 2008 financial year. A major factor behind this trend was the revenue decrease at Vivento due to the sale of the Vivento Technical Services GmbH (VTS) operations, the disposal of call center locations of Vivento Customer Services GmbH (VCS) and price cuts in the call center unit. In addition, revenue declined in the Real Estate Services unit at Deutsche Funkturm GmbH. This decline was partially offset by growth in revenue from DeTeFleetServices GmbH’s fleet business on the back of higher proceeds from vehicle sales as part of a regular replacement process. This decline was also offset by Deutsche Telekom Accounting GmbH, which was established in the reporting period and charges the operating segments for accounting services.

Group Headquarters & Shared Services: EBITDA, adjusted EBITDA

Adjusted EBITDA of the Group Headquarters & Shared Services operating segment declined year-on-year in the first half of 2008. Lower earnings from real estate sales and the decline in revenue following price cuts in the call center unit had particularly negative effects. These effects contrasted with sustainably improved EBITDA at Vivento, which resulted from the sale of the VTS operations, the disposal of call center locations, and a reduction in headcount due to the staff fluctuation at Vivento. Special factors affecting EBITDA decreased by EUR 50 million year-on-year. In both the reporting period and the prior-year period, these mainly consisted of expenses for the disposal of call centers.

Group Headquarters & Shared Services: EBIT

Loss from operations (EBIT) increased further by EUR 117 million compared with the prior-year period. This is mainly due to the decrease in adjusted EBITDA.

Group Headquarters & Shared Services: Personnel

In the first six months of 2008, the average number of employees was 24,017. The decrease of 4,258 employees compared with the first half of 2007 is primarily attributable to the continued staff reduction at Vivento, which is mainly due to the sale of the VTS operations and the disposal of call center locations.

Interim Group management report	32 | 33

Risks and opportunities.

This section provides an overview of important new aspects of risks and opportunities since the publication of Deutsche Telekom AG’s 2007 Annual Report and Interim Group Report as of March 31, 2008.

Litigation

Action by Vivendi S.A. filed with the U.S. District Court, Seattle.

•

On October 23, 2006, Vivendi S.A. filed a suit against Deutsche Telekom AG, T-Mobile USA Inc., T-Mobile International AG, T-Mobile Deutschland GmbH and others with the U.S. District Court in Seattle, Washington, claiming that the defendants had colluded illegally to cause Vivendi to lose its alleged interest in PTC. The lawsuit is based on the Racketeer Influenced and Corrupt Organizations (RICO) Act. In the lawsuit, Vivendi is seeking, among other things, damages of approximately USD 7.5 billion. The Court dismissed the action on June 5, 2008. Vivendi has given notice of appeal against this decision.

Claims for damages due to alleged price squeeze.

•

Competitors have filed lawsuits against Deutsche Telekom AG with a notice of action seeking damages of currently EUR 223 million on grounds of an alleged price squeeze between wholesale and retail prices. This legal dispute has been suspended until the European Courts have issued a final decision related to proceedings for the reversal of a decision by the European Commission in administrative penalty proceedings that are decisive for the proof of claim. On April 10, 2008, the European Court of First Instance dismissed Deutsche Telekom AG’s claim for reversal of the European Commission’s decision. Deutsche Telekom AG has filed an appeal against the ruling with the European Court of Justice.

Action of Eutelsat S.A. filed with the Paris Commercial Court.

•

On October 31, 2005, satellite operator Eutelsat S.A. filed an action against Deutsche Telekom AG and T-Systems Business Services GmbH with the Paris Commercial Court for damages of EUR 142 million due to an alleged breach of contract. The Paris Commercial Court declined jurisdiction and dismissed the action on June 24, 2008. Eutelsat has given notice of appeal against this decision. Eutelsat also still has the option of referring the matter to an arbitration court.

Regulation

Federal Network Agency ruling on IP bitstream access charges.

•

By virtue of its ruling dated May 13, 2008 and its amending decision dated May 26, 2008, the Federal Network Agency has stipulated for the period up to June 30, 2009 the charges for the products IP-BSA ADSL and IP-BSA ADSL stand alone. The monthly rental charges have been set at EUR 8.65 for IP-BSA and EUR 19.15 for IP-BSA stand alone. The price difference corresponds to the charge for the unbundled local loop (ULL). In the case of IP bitstream access (IP BSA), Deutsche Telekom rents DSL lines to the competitor and transports the datastream carried over the lines via its concentrator network to the associated broadband point-of-presence where the datastream is handed over to the competitor. IP BSA enables competitors to offer broadband Internet access to end customers, in particular in the mass market. With the stand alone variant, the end customer no longer needs a PSTN line from Deutsche Telekom. Competitors can thus offer IP-based all-in-one packages to end customers. On June 13, 2008, Deutsche Telekom filed an action against the ruling with the Cologne Administrative Court.

HanseNet launches abuse proceedings.

•

HanseNet Telekommunikation GmbH (Alice) launched abuse proceedings under § 42 of the Telecommunications Act with the Federal Network Agency on January 25, 2008. HanseNet argues in its motion that Deutsche Telekom AG is abusing its market power with Call & Surf products by virtue of the offered terms and conditions (minimum subscription period, automatic contract renewal, notice period). A decision by the Federal Network Agency is still outstanding. Deutsche Telekom considers the terms and conditions to be lawful and in line with market practice.

For additional explanations regarding the risk and opportunity situation, please refer to the other risks and opportunities identified in the management report as of December 31, 2007, and the Annual Report on Form 20-F. Readers are also referred to the Disclaimer at the end of this report.

Outlook.

Significant events after the balance sheet date (June 30, 2008).

Group

Additional 2 percent in OTE acquired.

•

The consummation of the shareholders’ agreement and the share purchase agreement with the Hellenic Republic and therefore the effectiveness of the control (as defined by IAS 27) over OTE are currently still subject to approval by the responsible national and international supervisory authorities. The consummation of the shareholders’ agreement and the share purchase agreement was also contingent upon the acquisition of an additional 2 percent of the shares in OTE by Deutsche Telekom from the market, which at the time the Interim Group Report for the first half of 2008 was being prepared had been closed. Deutsche Telekom AG currently directly owns 21.967 percent of all shares in OTE.

Pay increase for civil servants.

•

The German national parliament, the Bundestag, has passed the 2008/2009 Federal Civil Servant Remuneration and Pension Adjustment Act (Bundesbesoldungs- und Versorgungsanpassungsgesetz). The Bundesrat, the Chamber representing the federal states, approved the proposed regulation; no amendments are anticipated. In a joint communiation, the Federal Ministry of the Interior and the Federal Ministry of Finance set out that until this Act enters into force, pay advances must be made for salaries as from the month of August 2008, i.e., at the end of July 2008. This also applies to civil servants employed at Deutsche Telekom AG. The bill provides for the following increase in remuneraion and pensions in 2008 and 2009: From January 1, 2008, the basic monthly salary rates will increase by EUR 50 (basic amount). Remuneration including the basic amount will rise by a linear 3.1 percent. A further linear increase of 2.8 percent is envisaged from January 1, 2009. One-time payments of EUR 225 will be made in January 2009; overtime pay and the severity allowance will also be increased.

Sale of DeTeImmobilien to Strabag.

•

On July 23, 2008, Deutsche Telekom and the Austrian company Strabag SE signed an agreement on the sale of Deutsche Telekom’s wholly owned real estate services subsidiary DeTeImmobilien. Under the terms of the agreement, DeTeImmobilien is to be sold by Deutsche Telekom and taken over by Strabag effective October 1, 2008. Far-reaching agreements have been made to safeguard the jobs of the approximately 6,200 current employees and to secure their pay and benefits. In addition, a comprehensive service agreement with an initial term of ten years was concluded with Deutsche Telekom, currently the largest customer, based on market and industry benchmarks. The transaction is subject to approval by the Supervisory Board of Deutsche Telekom and the relevant anti-trust authorities. Deutsche Telekom’s real estate is not affected by the sale.

Mobile Communications Europe

Introduction of the Apple iPhone 3G in Germany, the Netherlands and Austria a resounding success.

•

T-Mobile has been marketing the innovative iPhone 3G in Germany, the Netherlands and Austria since July 11, 2008 with great success. More than 15,000 phones were sold in Germany on the first day of sales alone. The strong demand for the iPhone coupled with the attractive T-Mobile rate plans affirms that focusing on mobile broadband services in connection with new multimedia devices is what customers want and will determine the future development of the mobile communications market.

T-Mobile cuts roaming prices.

•

By reducing its roaming charges for data services by up to 80 percent as of July 1, 2008, T-Mobile UK is following in the footsteps of T-Mobile Deutschland, which cut its prices by around 75 percent in June 2008. T-Mobile Deutschland and T-Mobile UK will also reduce their text message roaming rates by 20 percent from July 1, 2008 (for prepay customers) and 38 percent from August 30, 2008, respectively. Other T-Mobile companies also cut their text message roaming rates in time for the start of the summer holiday season. In the area of voice telephony, T-Mobile Deutschland will lower its per-minute rates for roaming calls as of August 30, 2008. In this way, T-Mobile’s two largest national companies in Europe are making their prices for mobile communications abroad more attractive and continuing the course they have followed for several years.

Interim Group management report	34 | 35

Mobile Communications USA

T-Mobile USA launches USD 10-home phone service.

•

T-Mobile USA announced a groundbreaking new home phone service that enables customers to make unlimited nationwide calls from their home phone for just USD 10 per month. On July 2, 2008, T-Mobile USA launched T-Mobile @Home nationwide. The service allows customers to keep their home phone number and save money by adding their home phone line to their T-Mobile service. Previously available in two test markets, Dallas and Seattle, T-Mobile @Home has proved to be a great solution for families looking for a way to save money without sacrificing the convenience of a home phone.

Broadband/Fixed Network

Musicload and Softwareload become more international with a broader product range.

•

The music download portal Musicload is expanding into German-speaking regions, moving into the Swiss and Austrian markets in July 2008. Users can access the entire repertoire of the portal consisting of more than 3.5 million songs, around 1,500 audiobooks, and a wide selection of music videos.

•

Softwareload will make its offering for handsets available to all Internet users beginning in August 2008. The portfolio includes a large selection of PC software as well as 12,000 mobile software items for leading operating systems, such as SymbianOS, Windows Mobile, BlackBerry-Rim and PalmOS.

T-Punkt Vertriebsgesellschaft earns TÜV awards.

•

In early July 2008, TÜV Saarland (Technical Inspection Agency) tested T-Punkt Vertriebsgesellschaft for customer satisfaction in relation to its overall service, awarding it a rating of 1.74 and thus allowing it to use the seal “TÜV Service tested.” The result is based on representative surveys of almost 30,000 customers of Telekom shops carried out in January and February this year.

Business Customers

T-Systems signs collective wage agreement.

•

T-Systems started negotiations on a collective wage agreement applicable to around 27,000 pay-scale employees in the second quarter of 2008. Following lengthy negotiations, a workable compromise was reached on July 9, 2008 that is economically viable in view of the difficult situation T-Systems is experiencing. The outcome envisages a linear salary increase of 3.1 percent from January 1, 2009. One-time payments of EUR 900 will be made to pay-scale employees in 2008, with civil servants on leave from civil-servant status receiving EUR 765. The wage settlement is valid for a total of 21 months.

Severance package at T-Systems.

•

T-Systems plans to offer a voluntary severance package between September 1, 2008 and February 28, 2009 as part of the workforce restructuring program. Three times the amount of the regular settlement payment will be provided. Employees who opt for a dissolution contract between September 1 and November 30, 2008 will receive a higher severance payment than those who conclude such a contract at a later point in time.

Development of revenue and profits.6

Market expectations

The overall encouraging development in Deutsche Telekom’s international sales markets continues, especially in the key market of the United States. Extremely fierce competition and further price erosion in the telecommunications industry, however, will continue to affect developments in Deutsche Telekom’s domestic sales markets.

Deutsche Telekom faces the challenges

Deutsche Telekom is responding to continuous technological change and fierce competition in its sales markets by taking targeted measures. The most important of these are:

•

Improvements to the service culture and processes, investments in future product areas and simplification of the product range and pricing models tailored to target groups, with the aim of safeguarding existing customer relationships in the long term and attracting new customers.

•	Cost-cutting measures and further rationalization investments in more cost-effective IP networks.

•

Continuation of measures to adjust the workforce structure. The necessary staff reduction will be primarily implemented using socially responsible and voluntary instruments such as partial and early retirement arrangements, and severance and voluntary redundancy payments.

•	Targeted consolidation in markets where Deutsche Telekom currently has a presence, but also activities outside these markets to leverage international economies of scale and synergies.

•

Proactive participation in important trends (mobile Internet, Web 2.0) through proprietary innovations, partnerships with other providers to integrate popular Internet services, and entrepreneurial involvement in related products and concepts.

All these measures are based on the “Focus, fix and grow” strategy. Deutsche Telekom’s financial management ensures consistent implementation of this strategy – in spite of the fact that refinancing possibilities are currently limited due to the finance crisis in the United States. The strategy contributes sustainably to the positive development of revenue and profits and to safeguarding cash flow. It therefore supports Deutsche Telekom’s efforts to continue offering its shareholders an attractive dividend.

General statement on business development in the Group

In view of the expected market situation in the individual operating segments, Deutsche Telekom aims to again achieve positive results for the entire Group.

6	Outlook contains forward-looking statements that reflect management’s current views with respect to future events. Words such as “assume,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could,” “plan,” “project,” “should,” “want” and similar expressions identify forward-looking statements. These forward-looking statements include statements on the expected development of net revenue, earnings, and personnel figures for 2008 and 2009. Such statements are subject to risks and uncertainties, such as an economic downturn in Europe or North America, changes in exchange and interest rates, the outcome of disputes in which Deutsche Telekom is involved, and competitive and regulatory developments. Some uncertainties or other imponderabilities that might influence Deutsche Telekom’s ability to achieve its objectives, are described in the “Risk and opportunity management” section in the management report and in the “Forward Looking Statements” and “Risk Factors” sections in the Annual Report on Form 20-F and the disclaimer at the end of the Annual Report. Should these or other uncertainties and imponderabilities materialize or the assumptions underlying any of these statements prove incorrect, the actual results may be materially different from those expressed or implied by such statements. We do not guarantee that our forward-looking statements will prove correct. The forward-looking statements presented here are based on the current structure of the Group, without regard to significant acquisitions, dispositions or business combinations Deutsche Telekom may choose to undertake. These statements are made with respect to conditions as of the date of this document’s publication. Without prejudice to existing obligations under capital market law, we do not intend or assume any obligation to update forward-looking statements.

Interim Group management report	36 | 37

Mobile Communications Europe

Deutsche Telekom expects customer numbers at Mobile Communications Europe to continue increasing and that the positive revenue and profit trends will also continue. The Company’s range of innovative data services, especially an enhanced, attractively priced web’n’walk offering with new mobile devices, is a key growth driver. In addition, the full consolidation of Orange Nederland and Online has a positive impact on growth. Additional cost savings will contribute to a positive bottom-line trend.

Regulatory intervention, such as the regulation of data and text message roaming planned by the European Commission or the proposed EU recommendation on cost regulation of termination charges in mobile communications, legislative decisions and exchange rate risks may have a negative impact on revenue and profits.

The Group’s capital expenditure activities in the 2008 financial year will continue to focus primarily on its mobile communications business. In Europe, key areas will include improvements in the quality of the GSM networks and the further roll-out of the UMTS networks.

Mobile Communications USA

Deutsche Telekom expects continued revenue and profit growth for the Mobile Communications USA operating segment on a U.S. dollar basis, primarily due to the high rate of increase in customer numbers. An important driver of revenue growth is the full consolidation of SunCom since February 22, 2008. The ongoing development of innovative data services will also support growth.

The U.S. dollar exchange rate risk, however, may continue to adversely affect revenue and profit on a euro basis.

The focus of capital expenditure in the United States is on the improvement of network quality and coverage as well as the roll-out of 3G mobile networks.

Broadband/Fixed Network

Deutsche Telekom will defend its market leadership in the broadband business. The number of broadband lines will increase, partly as a result of strong market growth and a successful market strategy.

“Entertain” products introduced in 2007 will continue to be expanded with the inclusion of new features and new rates in order to open up the mass market. Market shares in the traditional fixed network business will continue to be lost as a result of competition and technological developments.

With its quality and service campaign, the Broadband/Fixed Network operating segment is focusing in 2008 on safeguarding and defending its core voice and access business, and broadband market leadership. In addition, Deutsche Telekom is focusing consistently on addressing growth areas with new products, for instance, an innovative IP connection that will offer customers many additional functions such as video telephony. Moreover, steps have been taken to reduce costs further along the entire value chain of the Broadband/Fixed Network operating segment.

Against this background, Deutsche Telekom expects the negative revenue and earnings trend in the Broadband/Fixed Network operating segment to slow.

As far as infrastructure is concerned, Deutsche Telekom is continuing to expand the high-speed network in 2008. Other investments in network coverage and the performance of the existing IP network infrastructure are also planned.

Business Customers

In 2008, the Business Customers operating segment will continue the strategy it pursued in 2007, again focusing on network-centric ICT services. As a result of this strategy, in January 2008, T-Systems’ subsidiary Media & Broadcast was sold to the French provider Télédiffusion de France (TDF) and ActiveBilling, which manages Deutsche Telekom’s receivables, was transferred to the Broadband/Fixed Networks operating segment. Deutsche Telekom entered into a partnership with Cognizant to strengthen its systems integration business. The partnership is intended firstly to increase the number of specialists available internationally for on-site customer business and secondly to augment offshore resources for global customer projects.

Revenue and profit trends are expected to stabilize in the Business Customers operating segment in view of the measures described together with changes in the composition of the Group.

Group Headquarters & Shared Services

Earnings at Group Headquarters & Shared Services will be negatively impacted primarily by the performance of Vivento (primarily in securing external employment opportunities, predominantly in the public sector, previously “capacity management”). In addition, measures taken to centralize functions will initially have a negative effect. In this context, the systematic continuation of measures to cut costs is expected to lead to efficiency gains in the coming years.

Interim consolidated financial statements.

Consolidated income statement.

	Second quarter of 2008			First half of 2008			FY 2007 millions of €[a]
	Q2 2008 millions of €	Q2 2007 millions of €[a]	Change %	H1 2008 millions of €	H1 2007 millions of €[a]	Change %
Net revenue	15,125	15,575	(2.9)	30,103	31,028	(3.0)	62,516

Cost of sales	(8,342)	(8,590)	2.9	(16,664)	(17,210)	3.2	(35,337)
Gross profit	6,783	6,985	(2.9)	13,439	13,818	(2.7)	27,179

Selling expenses	(3,810)	(4,039)	5.7	(7,519)	(8,012)	6.2	(16,644)
General and administrative expenses	(1,230)	(1,163)	(5.8)	(2,333)	(2,228)	(4.7)	(5,133)
Other operating income	258	502	(48.6)	1,013	888	14.1	1,645
Other operating expenses	(133)	(242)	45.0	(434)	(628)	30.9	(1,761)
Profit from operations	1,868	2,043	(8.6)	4,166	3,838	8.5	5,286

Finance costs	(770)	(685)	(12.4)	(1,342)	(1,343)	0.1	(2,514)
Interest income	87	69	26.1	158	116	36.2	261
Interest expense	(857)	(754)	(13.7)	(1,500)	(1,459)	(2.8)	(2,775)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	5	6	(16.7)	16	13	23.1	55
Other financial income (expense)	(211)	(110)	(91.8)	(327)	(204)	(60.3)	(374)
Profit (loss) from financial activities	(976)	(789)	(23.7)	(1,653)	(1,534)	(7.8)	(2,833)

Profit before income taxes	892	1,254	(28.9)	2,513	2,304	9.1	2,453

Income taxes	(344)	(516)	33.3	(906)	(989)	8.4	(1,373)
Profit after income taxes	548	738	(25.7)	1,607	1,315	22.2	1,080

Profit (loss) attributable to minority interests	154	134	14.9	289	250	15.6	509
Net profit (profit (loss) attributable to equity holders of the parent)	394	604	(34.8)	1,318	1,065	23.8	571

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

Earnings per share

	Second quarter of 2008			First half of 2008			FY 2007[a]
	Q2 2008	Q2 2007[a]	Change %	H1 2008	H1 2007[a]	Change %
Earnings per share/ADS
Basic (€)	0.09	0.14	(35.7)	0.30	0.25	20.0	0.13
Diluted (€)	0.09	0.14	(35.7)	0.30	0.25	20.0	0.13

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

Interim consolidated financial statements	38 | 39

Consolidated balance sheet.

	June 30, 2008 millions of €	Dec. 31, 2007 millions of €[a]	Change millions of €	Change %	June 30, 2007 millions of €[a]
Assets
Current assets	15,564	15,945	(381)	(2.4)	15,241
Cash and cash equivalents	1,954	2,200	(246)	(11.2)	2,146
Trade and other receivables	7,262	7,696	(434)	(5.6)	7,582
Current recoverable income taxes	170	222	(52)	(23.4)	442
Other financial assets	2,418	2,019	399	19.8	1,474
Inventories	1,233	1,463	(230)	(15.7)	1,138
Non-current assets and disposal groups held for sale	640	1,103	(463)	(42.0)	705
Other assets	1,887	1,242	645	51.9	1,754
Non-current assets	104,562	104,728	(166)	(0.2)	109,272
Intangible assets	53,576	54,404	(828)	(1.5)	56,255
Property, plant and equipment	41,005	42,531	(1,526)	(3.6)	43,961
Investments accounted for using the equity method	2,632	118	2,514	n.a.	160
Other financial assets	689	599	90	15.0	624
Deferred tax assets	6,172	6,610	(438)	(6.6)	7,778
Other assets	488	466	22	4.7	494

Total assets	120,126	120,673	(547)	(0.5)	124,513

Liabilities and shareholders’ equity
Current liabilities	25,023	23,215	1,808	7.8	22,024
Financial liabilities	11,460	9,075	2,385	26.3	9,517
Trade and other payables	5,942	6,823	(881)	(12.9)	5,559
Income tax liabilities	483	437	46	10.5	533
Other provisions	2,992	3,365	(373)	(11.1)	2,750
Liabilities directly associated with non-current assets and disposal groups held for sale	334	182	152	83.5	103
Other liabilities	3,812	3,333	479	14.4	3,562
Non-current liabilities	52,998	52,213	785	1.5	55,271
Financial liabilities	35,041	33,831	1,210	3.6	36,106
Provisions for pensions and other employee benefits	5,257	5,354	(97)	(1.8)	6,199
Other provisions	3,414	3,665	(251)	(6.8)	2,921
Deferred tax liabilities	6,412	6,675	(263)	(3.9)	7,503
Other liabilities	2,874	2,688	186	6.9	2,542
Liabilities	78,021	75,428	2,593	3.4	77,295
Shareholders’ equity	42,105	45,245	(3,140)	(6.9)	47,218
Issued capital	11,165	11,165	0	0.0	11,164
Capital reserves	51,525	51,524	1	0.0	51,513
Retained earnings including carryforwards	(18,966)	(16,218)	(2,748)	(16.9)	(16,856)
Other comprehensive income	(6,043)	(4,907)	(1,136)	(23.2)	(2,770)
Net profit	1,318	571	747	n.a.	1,065
Treasury shares	(5)	(5)	0	0.0	(5)
Equity attributable to equity holders of the parent	38,994	42,130	(3,136)	(7.4)	44,111
Minority interests	3,111	3,115	(4)	(0.1)	3,107

Total liabilities and shareholders’ equity	120,126	120,673	(547)	(0.5)	124,513

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

Consolidated cash flow statement.

	Second quarter of 2008		First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €[a]	H1 2008 millions of €	H1 2007 millions of €[a]	FY 2007 millions of €[a]
Profit after income taxes	548	738	1,607	1,315	1,080

Depreciation, amortization and impairment losses	2,698	2,770	5,355	5,518	11,611
Income tax expense (benefit)	344	516	906	989	1,373
Interest income and interest expenses	770	685	1,342	1,343	2,514
Other financial (income) expense	211	110	327	204	374
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(5)	(6)	(16)	(13)	(55)
Profit on the disposal of fully consolidated subsidiaries	2	(209)	(499)	(209)	(379)
Other non-cash transactions	(62)	(20)	(72)	(16)	124
(Gain) loss from the disposal of intangible assets and property, plant and equipment	20	(31)	27	(143)	(42)
Change in assets carried as working capital	81	311	(131)	(849)	(1,072)
Change in provisions	(172)	(195)	(356)	(192)	1,825
Change in other liabilities carried as working capital	53	(395)	(118)	(1,293)	(1,391)
Income taxes received (paid)	(116)	(204)	(268)	(47)	171
Dividends received	3	3	39	9	36
Cash generated from operations	4,375	4,073	8,143	6,616	16,169
Interest paid	(1,066)	(1,491)	(1,746)	(2,180)	(4,005)
Interest received	373	568	616	779	1,550

Net cash from operating activities	3,682	3,150	7,013	5,215	13,714

Cash outflows for investments in
Intangible assets	(347)	(241)	(568)	(440)	(1,346)
Property, plant and equipment	(1,490)	(1,343)	(3,061)	(3,167)	(6,669)
Non-current financial assets	(2,661)	(66)	(2,683)	(81)	(264)
Investments in fully consolidated subsidiaries and business units	—	(7)	(1,028)	(2)	(1,547)
Proceeds from disposal of
Intangible assets	23	(2)	26	21	39
Property, plant and equipment	95	187	182	521	722
Non-current financial assets	33	42	132	89	133
Investments in fully consolidated subsidiaries and business units	8	468	743	468	888
Net change in short-term investments and marketable securities and receivables	136	135	(164)	262	(60)
Other	(11)	(28)	(16)	32	50

Net cash used in investing activities	(4,214)	(855)	(6,437)	(2,297)	(8,054)

Proceeds from issue of current financial liabilities	20,480	15,372	28,212	20,117	32,514
Repayment of current financial liabilities	(18,994)	(16,102)	(29,461)	(21,304)	(35,259)
Proceeds from issue of non-current financial liabilities	2,474	48	4,220	1,296	1,586
Repayment of non-current financial liabilities	(24)	(36)	(56)	(57)	(1,020)
Dividend payments	(3,702)	(3,380)	(3,702)	(3,502)	(3,762)
Proceeds from the exercise of stock options	—	5	2	11	24
Repayment of lease liabilities	(41)	(46)	(77)	(99)	(208)

Net cash (used in) from financing activities	193	(4,139)	(862)	(3,538)	(6,125)

Effect of exchange rate changes on cash and cash equivalents	22	7	40	1	(100)
Net increase (decrease) in cash and cash equivalents	(317)	(1,837)	(246)	(619)	(565)
Cash and cash equivalents, at the beginning of the period	2,271	3,983	2,200	2,765	2,765
Cash and cash equivalents, at end of the period	1,954	2,146	1,954	2,146	2,200

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

Interim consolidated financial statements	40 | 41

Statement of recognized income and expense.

	H1 2008 millions of €	H1 2007 millions of €[a]	FY 2007 millions of €[a]
Fair value measurement of available-for-sale securities
Change in other comprehensive income (not recognized in income statement)	1	0	(1)
Recognition of other comprehensive income in income statement	0	(1)	(1)
Fair value measurement of hedging instruments
Change in other comprehensive income (not recognized in income statement)	77	(9)	(118)
Recognition of other comprehensive income in income statement	(9)	(2)	3
Revaluation due to business combinations	(74)	(87)	(142)
Exchange differences on translation of foreign subsidiaries	(963)	(394)	(2,510)
Other income and expense recognized directly in equity	73	75	160
Actuarial gains and losses from defined benefit plans and other employee benefits	0	0	923
Deferred taxes on items in other comprehensive income	(22)	1	(228)

Income and expense recognized directly in equity	(917)	(417)	(1,914)

Profit after income taxes	1,607	1,315	1,080

Recognized income and expense	690	898	(834)

Minority interests	441	256	512
Equity attributable to equity holders of the parent	249	642	(1,346)

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

Selected explanatory notes.

Accounting policies.

In accordance with § 37y of the Securities Trading Act (Wertpapierhandelsgesetz – WpHG) and § 37w WpHG, Deutsche Telekom AG’s half-year financial report comprises interim consolidated financial statements, an interim management report and a responsibility statement pursuant to § 297 (2) sentence 4 and § 315 (1) sentence 6 of the German Commercial Code (Handelsgesetzbuch – HGB). The interim consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRSs) applicable to interim financial reporting as adopted by the EU. The interim management report for the Group was prepared in accordance with the applicable provisions of the WpHG.

Statement of compliance

The interim consolidated financial statements for the period ended June 30, 2008 are in compliance with International Accounting Standard (IAS) 34. As permitted by IAS 34, it has been decided to publish a condensed version compared to the consolidated financial statements at December 31, 2007. All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing this Interim Report and applied by Deutsche Telekom, have been adopted for use in the EU by the European Commission. As such, this Interim Report is also in compliance with the IFRSs as published by the IASB.

In the opinion of the Board of Management, the reviewed half-year financial report includes all standard adjustments to be applied on an ongoing basis that are required to give a true and fair view of results of operations, financial position and cash flows of the Group. Please refer to the notes to the consolidated financial statements as of December 31, 2007 for the accounting policies applied for the Group’s financial reporting.

Deutsche Telekom adopted IFRS 8 “Operating Segments” starting with the consolidated financial statements as of December 31, 2007. Deutsche Telekom has adjusted the comparative amounts disclosed in the segment reporting for the reporting period presented as if IFRS 8 had always been applied.

Deutsche Telekom has adopted a change to the accounting policies for service concessions under IAS 8 effective June 30, 2008. They are now accounted for in accordance with the regulations in the interpretation IFRIC 12 “Service Concession Rights.” Service concessions are arrangements whereby a government or other public sector entity as the grantor grants contracts for the supply of public services to private sector entities as operators. Depending on the consideration the operator receives from the grantor, the operator recognizes a financial asset or an intangible asset. A financial asset is recognized if the operator has an unconditional contractual right to receive cash or another financial asset from the grantor. If, however, the consideration the operator receives from the grantor is a right to impose charges upon users, which does not represent an absolute right to receive payments, an intangible asset is recognized. Depending on the contractual arrangements, recognition of both a financial asset and an intangible asset is also possible. For Deutsche Telekom’s consolidated financial statements, this change in accounting policies is relevant to the operations of the Toll Collect group. Toll Collect is an associate accounted for using the equity method. This change in accounting policies is applied retrospectively. The prior-year comparatives have been adjusted accordingly. This change in accounting policies has no material effect on the presentation of the results of operations and financial position of the Group.

Interim consolidated financial statements	42 | 43

Business combinations.

Deutsche Telekom took over full control of SunCom Wireless Holdings, Inc., Berwyn, United States (SunCom) on February 22, 2008 after the Group company T-Mobile USA Inc. acquired 100 percent of shares in the company. The acquisition of SunCom is part of the “Focus, fix and grow” strategy. With the acquisition of SunCom, T-Mobile USA is expanding the coverage of its own mobile communications network in the Southeastern United States as well as in the Caribbean. SunCom’s customer base is spread over the U.S. states of North Carolina, South Carolina, Tennessee and Georgia, as well as Puerto Rico and the U.S. Virgin Islands. Like T-Mobile, the company operates its mobile communications network based on GSM/ GPRS/EDGE. The T-Mobile group had been offering mobile communications services to its customers in these regions since 2004 under a roaming agreement with SunCom.

The acquisition cost of the business combination, including costs directly attributable to it, as of the acquisition date was USD 1.6 billion (EUR 1.1 billion). Cash and cash equivalents in the amount of EUR 52 million were acquired in conjunction with the purchase of SunCom. On the basis of the final purchase price allocation, the business combination with SunCom resulted in goodwill of EUR 0.9 billion. This goodwill arises from synergies the merger of the two companies is expected to generate, particularly through the reduction of roaming costs, as well as marketing synergies. In addition, this goodwill reflects the overall growth opportunities for T-Mobile USA and mobile communications as a growth area created by the larger customer base and the expansion of the mobile communications network.

The fair values of SunCom’s acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the table below.

	Fair value at acquisition date millions of €	Carrying amounts immediately prior to the business combination millions of €
Assets	2,057	1,097

Current assets	243	255

Cash and cash equivalents	52	52
Financial assets	114	114
Trade and other receivables	54	55
Other assets	23	34

Non-current assets	1,814	842

Intangible assets	1,333	555
Of which: goodwill	883	60
Property, plant and equipment	146	274
Other assets	335	13

Liabilities	977	925

Current liabilities	792	759

Financial liabilities	678	655
Trade and other payables	36	36
Other liabilities	78	68

Non-current liabilities	185	166

Financial liabilities	—	—
Other liabilities	185	166

SunCom was included in Deutsche Telekom’s consolidated financial statements for the first time as of February 22, 2008. The Group’s net revenue in the reporting period increased by EUR 191 million as a result of the acquisition of SunCom. Had the business combination already occurred on January 1, 2008, net revenue would have been approximately EUR 84 million higher. Net profit for the current period includes a net loss at SunCom of EUR 3 million. Net profit would have been reduced even further – by EUR 6 million, the amount of the net loss at SunCom – had the business combination been executed effective January 1, 2008.

Changes in the composition of the Group.

In the past year, Deutsche Telekom has acquired interests in various companies that were not yet, or were only partially, included in the consolidated financial statements for the first six months of 2007. These were primarily T-Mobile Netherlands (formerly Orange Nederland), which was included in the consolidated financial statements for the first time as of October 1, 2007, and ImmobilienScout GmbH, which was fully consolidated for the first time as of November 1, 2007. In addition, SunCom, which was acquired in the first quarter of the reporting period, was included in the consolidated financial statements for the first time effective February 22, 2008. In addition, the consolidated group no longer includes the entities T-Online France and T-Online Spain, which were still part of the Broadband/Fixed network operating segment in the first half of 2007 and which were sold as of June 30, 2007 and July 31, 2007 respectively. In addition, the composition of the Group reflected the transfer of operations of Vivento Technical Services and the deconsolidation of T-Systems Media & Broadcast effective January 1, 2008.

Interim consolidated financial statements	44 | 45

Effect of changes in the composition of the Group on the consolidated income statement for the first half of 2008

	Mobile Communications Europe millions of €	Mobile Communications USA millions of €	Broadband/ Fixed Network millions of €	Business Customers millions of €	Group Headquarters & Shared Services millions of €	Total millions of €
Net revenue	278	191	(174)	(140)	5	160
Cost of sales	(238)	(87)	204	92	5	(24)

Gross profit (loss)	40	104	30	(48)	10	136

Selling expenses	(31)	(68)	95	7	19	22
General and administrative expenses	(31)	(25)	6	0	10	(40)
Other operating income	1	0	(217)	(8)	5	(219)
Other operating expenses	(15)	0	3	2	(3)	(13)

Profit (loss) from operations	(36)	11	(83)	(47)	41	(114)

Finance costs	0	(8)	0	1	0	(7)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	0	0	0	0	0	0
Other financial income (expense)	0	(4)	0	1	0	(3)

Profit (loss) from financial activities	0	(12)	0	2	0	(10)

Profit (loss) before income taxes	(36)	(1)	(83)	(45)	41	(124)

Income taxes	1	(2)	(3)	17	1	14

Profit (loss) after income taxes	(35)	(3)	(86)	(28)	42	(110)

Profit (loss) attributable to minority interests	0	0	0	0	0	0
Net profit (loss)	(35)	(3)	(86)	(28)	42	(110)

Selected notes to the consolidated income statement.

Cost of sales

	Second quarter of 2008			First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Cost of sales	(8,342)	(8,590)	2.9	(16,664)	(17,210)	3.2	(35,337)

Aside from exchange rate effects, the decrease of EUR 0.5 billion in the cost of sales compared with the first half of 2007 was mainly due to cost reductions and efficiency gains.

Selling expenses

	Second quarter of 2008			First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Selling expenses	(3,810)	(4,039)	5.7	(7,519)	(8,012)	6.2	(16,644)

Selling expenses decreased by EUR 0.5 billion compared with the first half of 2007. This was mainly due to exchange rate effects and lower marketing expenses.

Profit/loss from financial activities

	Second quarter of 2008			First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €[a]	Change %	H1 2008 millions of €	H1 2007 millions of €[a]	Change %	FY 2007 millions of €[a]
Profit (loss) from financial activities	(976)	(789)	(23.7)	(1,653)	(1,534)	(7.8)	(2,833)
Finance costs	(770)	(685)	(12.4)	(1,342)	(1,343)	0.1	(2,514)
Interest income	87	69	26.1	158	116	36.2	261
Interest expense	(857)	(754)	(13.7)	(1,500)	(1,459)	(2.8)	(2,775)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	5	6	(16.7)	16	13	23.1	55
Other financial income (expense)	(211)	(110)	(91.8)	(327)	(204)	(60.3)	(374)

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

The increase in the loss from financial activities in the first half of 2008 compared with the same period in the prior year was predominantly attributable to the downgrade of Deutsche Telekom AG’s rating to BBB+/Baa1 and the resulting adjustment to the carrying amounts for a number of bonds with rating-linked coupons.

Income taxes

	Second quarter of 2008			First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €[a]	Change %	H1 2008 millions of €	H1 2007 millions of €[a]	Change %	FY 2007 millions of €[a]
Income taxes	(344)	(516)	33.3	(906)	(989)	8.4	(1,373)

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

Income taxes decreased year-on-year despite the higher profits before income taxes. This was mainly a result of the reduction in the German income tax rate from 39 percent to 30.5 percent.

Other disclosures.

Personnel

	Second quarter of 2008			First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Personnel costs	(3,457)	(3,536)	2.2	(6,777)	(7,015)	3.4	(15,387)

The decrease in personnel costs by EUR 0.2 billion compared with the first half of 2007 to EUR 6.8 billion is mainly attributable to the further reduction in the average number of employees.

Interim consolidated financial statements	46 | 47

Average number of employees

	Second quarter of 2008			First half of 2008
	Q2 2008	Q2 2007	Change %	H1 2008	H1 2007	Change %	FY 2007
Deutsche Telekom Group	236,183	244,046	(3.2)	237,143	245,668	(3.5)	243,736
Non-civil servants	202,268	205,163	(1.4)	202,393	206,135	(1.8)	205,471
Civil servants	33,915	38,883	(12.8)	34,750	39,533	(12.1)	38,265
Trainees and student interns	10,065	10,423	(3.4)	10,334	10,679	(3.2)	10,708

The decrease in the average number of employees was mainly caused by continued personnel reductions in Germany and Eastern Europe. These reductions were partially offset by the effect of changes in the composition of the Group and an increase in the number of employees at T-Mobile USA.

Number of employees at balance sheet date

	June 30, 2008	Dec. 31, 2007	Change	Change %	June 30, 2007
Deutsche Telekom Group	235,794	241,426	(5,632)	(2.3)	242,703
Germany	142,358	148,938	(6,580)	(4.4)	153,822
International	93,436	92,488	948	1.0	88,881
Non-civil servants	202,151	205,867	(3,716)	(1.8)	204,108
Civil servants	33,643	35,559	(1,916)	(5.4)	38,595
Trainees and student interns	9,164	11,932	(2,768)	(23.2)	9,490

The decrease in the number of employees at the balance sheet date is also attributable to continued personnel reductions in Germany and Eastern Europe. These reductions were partially offset by the effect of changes in the composition of the Group and an increase in the number of employees at T-Mobile USA.

Depreciation, amortization and impairment losses

	Second quarter of 2008			First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Amortization and impairment of intangible assets	(773)	(797)	3.0	(1,549)	(1,578)	1.8	(3,490)
Of which: UMTS licenses	(217)	(227)	4.4	(438)	(455)	3.7	(908)
Of which: U.S. mobile communications licenses	(7)	—	n.a.	(21)	(7)	n.a.	(9)
Of which: goodwill	—	—	—	—	—	—	(327)
Depreciation and impairment of property, plant and equipment	(1,925)	(1,973)	2.4	(3,806)	(3,940)	3.4	(8,121)
Total depreciation, amortization and impairment losses	(2,698)	(2,770)	2.6	(5,355)	(5,518)	3.0	(11,611)

Depreciation, amortization and impairment losses decreased by approximately EUR 0.2 billion year-on-year, mainly as a result of lower depreciation of technical equipment and machinery.

Earnings per share

Basic and diluted earnings per share are calculated in accordance with IAS 33 as follows:

	Second quarter of 2008		First half of 2008
	Q2 2008	Q2 2007[a]	H1 2008	H1 2007[a]	FY 2007[a]
Calculation of basic earnings per share
Net profit (basic) (millions of €)	394	604	1,318	1,065	571
Number of ordinary shares issued (millions)	4,361	4,361	4,361	4,361	4,361
Treasury shares held by Deutsche Telekom AG (millions)	(2)	(2)	(2)	(2)	(2)
Shares reserved for outstanding options granted to T-Mobile USA and Powertel (millions)	(19)	(21)	(19)	(21)	(20)
Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,340	4,338	4,340	4,338	4,339

Basic earnings per share/ADS (€)	0.09	0.14	0.30	0.25	0.13

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

The calculation of basic earnings per share is based on the time-weighted total number of all ordinary shares outstanding. The number of ordinary shares issued already includes all shares newly issued in the reporting period in line with their time weighting.

	Second quarter of 2008		First half of 2008
	Q2 2008	Q2 2007[a]	H1 2008	H1 2007[a]	FY 2007[a]
Calculation of diluted earnings per share
Net profit (diluted) (millions of €)	394	604	1,318	1,065	571
Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,340	4,338	4,340	4,338	4,339
Dilutive potential ordinary shares from stock options and warrants (millions)	0	0	1	1	1
Weighted average number of ordinary shares outstanding (diluted) (millions)	4,340	4,338	4,341	4,339	4,340

Diluted earnings per share/ADS (€)	0.09	0.14	0.30	0.25	0.13

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

Selected notes to the consolidated balance sheet.

Cash and cash equivalents

In the reporting period, cash and cash equivalents decreased from EUR 2.2 billion to EUR 2.0 billion. Factors behind this decrease include the payment of dividends in the first half of 2008, the acquisition of shares in OTE and the acquisition of SunCom. This was partly offset by an increase in net proceeds from the issue of financial liabilities, by free cash flow and by proceeds from the sale of Media & Broadcast.

Detailed information can be found in the consolidated cash flow statement.

Interim consolidated financial statements	48 | 49

Non-current assets and disposal groups held for sale

As of June 30, 2008, current assets included EUR 640 million in non-current assets and disposal groups held for sale. In addition, EUR 334 million of liabilities associated with these non-current assets and disposal groups held for sale are shown as current liabilities. These assets and liabilities relate mainly to the real estate portfolio of Deutsche Telekom AG and of its subsidiary Deutsche Telekom Immobilien und Service GmbH (DeTeImmobilien), as well as its subsidiaries and associates.

Deutsche Telekom sold the T-Systems subsidiary Media & Broadcast effective January 1, 2008. The sale is part of the “Focus, fix and grow” strategy. In addition, the operations of Vivento Technical Services GmbH were transferred to Nokia Siemens Networks as part of a strategic partnership between Deutsche Telekom AG and Nokia Siemens Networks for managed services and network modernization.

Deutsche Telekom AG real estate portfolio

The real estate portfolio held for sale relates to land and buildings not required for operations by Group Headquarters & Shared Services in the amount of EUR 520 million. These properties are scheduled to be sold within twelve months via the customary channels.

DeTeImmobilien

As part of its “Focus, fix and grow” strategy, Deutsche Telekom decided to dispose of its real estate services business, which is assigned to the Group Headquarters & Shared Services operating segment. Accordingly, the real estate services business combined within the subsidiary DeTeImmobilien is shown as held for sale as of June 30, 2008. In the meantime, an agreement on the sale of DeTeImmobilien was successfully concluded. The transaction has yet to be approved by the Supervisory Board and the responsible anti-trust authorities. The sale is scheduled to become effective as of October 1, 2008.

Orange Nederland Breedband

By acquiring 100 percent of the equity interests in Orange Nederland N.V., The Hague, Netherlands and in Orange Nederland Breedband B.V., Amsterdam, Netherlands (Orange Nederland Breedband) Deutsche Telekom gained control of these two entities effective October 1, 2007. The acquisition was conducted indirectly through T-Mobile Netherlands Holding B.V., part of the Mobile Communications Europe operating segment, with the intention at the time of acquisition to sell the acquired equity interest in Orange Nederland Breedband. In the second quarter of 2008, Deutsche Telekom decided not to sell the acquired shares. Accordingly, the acquired assets and liabilities are no longer reported in the consolidated balance sheet as being held for sale. The differences resulting from the remeasurement of the assets and liabilities following this reclassification, as well as all other effects on profit and loss to be applied retroactively since the date of reclassification are reported in the income statement for the first half of 2008 under other operating expenses totaling EUR 6 million.

T-Systems Media & Broadcast

Deutsche Telekom AG sold the subsidiary T-Systems Media & Broadcast GmbH to the French TDF (Télédiffusion de France) group effective January 1, 2008. The net proceeds of the disposal amount to EUR 0.7 billion. TDF has taken over all shares in the subsidiary, which installs and operates multimedia TV and radio broadcasting platforms and was previously assigned to the Business Customers operating segment. The gain resulting from the entity’s sale and deconsolidation in the amount of EUR 0.5 billion is included in other operating income.

Vivento Technical Services

The transfer of operations of Vivento Technical Services GmbH to Nokia Siemens Networks as part of a strategic partnership between Deutsche Telekom AG and Nokia Siemens Networks for managed services and network modernization became effective January 1, 2008. Nokia Siemens Networks is one of the world’s leading providers of infrastructure products and services for the communications industry. The company is headquartered in Espoo, Finland. The transfer of operations provides for the transfer of the operating assets of Vivento Technical Services GmbH as well as continued support by Deutsche Telekom in order to promote a successful transfer of operations of Vivento Technical Services GmbH to Nokia Siemens Networks. Vivento Technical Services is assigned to the Group Headquarters & Shared Services operating segment.

Intangible assets and property, plant and equipment

	June 30, 2008 millions of €	Dec. 31, 2007 millions of €	Change millions of €	Change %	June 30, 2007 millions of €
Intangible assets	53,576	54,404	(828)	(1.5)	56,255
Of which: UMTS licenses	11,148	11,856	(708)	(6.0)	12,634
Of which: U.S. mobile communications licenses	15,546	16,357	(811)	(5.0)	17,812
Of which: goodwill	21,434	20,640	794	3.8	20,674
Property, plant and equipment	41,005	42,531	(1,526)	(3.6)	43,961

The decrease in the carrying amounts of intangible assets and property, plant and equipment is primarily attributable to exchange rate effects totaling approximately EUR 1.7 billion, as well as depreciation, amortization and impairment losses of EUR 5.4 billion. This compares with investments of approximately EUR 3.4 billion as well as additions of around EUR 1.5 billion from the acquisition of SunCom. Of this total, goodwill accounts for around EUR 0.9 billion.

Additions to assets

	Second quarter of 2008			First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007[a] millions of €[a]	Change %	FY 2007[a] millions of €[a]
Additions to assets	1,749	1,605	9.0	4,314	3,111	38.7	9,077
Intangible assets	195	242	(19.4)	1,439	453	n.a.	2,188
Property, plant and equipment	1,554	1,363	14.0	2,875	2,658	8.2	6,889

a	These include investments totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.

The additions to assets in the first half of 2008 are attributable to network expansion in the United States and the expansion of digital mobile communications networks in Europe. In the Broadband/Fixed Network operating segment, investments were also made in the expansion of the access network, in VDSL and in ADSL2+ technology. The year-on-year increase in the investment volume resulted mainly from the goodwill recognized in connection with the first-time consolidation of SunCom in February of 2008.

Interim consolidated financial statements	50 | 51

Investments accounted for using the equity method

On May 16, 2008, Deutsche Telekom acquired just under 20 percent of the shares in Hellenic Telecommunications S.A., Athens, Greece (OTE) from Marfin Investment Group at a price of EUR 2.6 billion. On May 14, 2008, Deutsche Telekom also entered into a shareholders’ agreement with the Hellenic Republic providing for an increase in this holding to 25 percent plus one vote and granting Deutsche Telekom the possibility of controlling OTE’s financial and operating policies (as defined by IAS 27). To this end, Deutsche Telekom and the Hellenic Republic entered into a share purchase agreement on May 14, 2008 for the acquisition of an additional 3 percent of the shares at a price of EUR 0.4 billion. Under the share purchase agreement, Deutsche Telekom has additionally granted the Hellenic Republic two put options for an additional 5 percent (first put option) and 10 percent (second put option) of the shares. The first put option can be exercised by the Hellenic Republic at a total price of EUR 0.7 billion during a period of twelve months beginning in October 2008 at the earliest. Subsequently, the second put option can be exercised at market price plus a premium initially of 20 percent for a period of twelve months, after which it can be exercised at market price plus a premium of 15 percent until December 31, 2011. The second put option also includes shares which were not sold to Deutsche Telekom during the term of the first option.

The consummation of the shareholders’ agreement and the share purchase agreement with the Hellenic Republic, and therefore the effectiveness of the control over OTE, are still subject to approval by the responsible national and international supervisory authorities. The consummation of the shareholders’ agreement and the share purchase agreement was also contingent upon the acquisition of an additional 2 percent of the shares in OTE by Deutsche Telekom from the market, which at the time that the consolidated interim financial statements were being prepared had been completed for an amount of EUR 0.1 billion.

Statement of changes in equity

	Equity attributable to equity holders of the parent
	Equity contributed		Consolidated shareholders’ equity generated		Other comprehensive income	Treasury shares
	Issued capital millions of €	Capital reserves millions of €	Retained earnings incl. carryforwards millions of €	Net profit (loss) millions of €	millions of €	millions of €
Balance at Jan. 1, 2007[a]	11,164	51,498	(16,977)	3,173	(2,275)	(5)

Changes in the composition of the Group
Profit after income taxes				1,065
Unappropriated net profit (loss) carried forward			3,173	(3,173)
Dividends			(3,124)
Proceeds from the exercise of stock options		15
Actuarial gains and losses
Change in other comprehensive income (not recognized in income statement)			72		(491)
Recognition of other comprehensive income in income statement					(4)

Balance at June 30, 2007	11,164	51,513	(16,856)	1,065	(2,770)	(5)

Balance at Jan. 1, 2008[a]	11,165	51,524	(16,218)	571	(4,907)	(5)

Changes in the composition of the Group
Profit after income taxes				1,318
Unappropriated net profit (loss) carried forward			571	(571)
Dividends			(3,386)
Proceeds from the exercise of stock options		1
Actuarial gains and losses
Change in other comprehensive income (not recognized in income statement)			67		(1,127)
Recognition of other comprehensive income in income statement					(9)

Balance at June 30, 2008	11,165	51,525	(18,966)	1,318	(6,043)	(5)

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

Interim consolidated financial statements	52 | 53

	Equity attributable to equity holders of the parent	Minority interests			Total (consolidated shareholders’ equity)
	Total (equity attributable to equity holders of the parent) millions of €	Minority interest capital millions of €	Other comprehensive income millions of €	Total (minority interests) millions of €	millions of €
Balance at Jan. 1, 2007[a]	46,578	2,895	205	3,100	49,678

Changes in the composition of the Group
Profit after income taxes	1,065	250		250	1,315
Unappropriated net profit (loss) carried forward	0				0
Dividends	(3,124)	(249)		(249)	(3,373)
Proceeds from the exercise of stock options	15				15
Actuarial gains and losses
Change in other comprehensive income (not recognized in income statement)	(419)	3	3	6	(413)
Recognition of other comprehensive income in income statement	(4)				(4)

Balance at June 30, 2007	44,111	2,899	208	3,107	47,218

Balance at Jan. 1, 2008[a]	42,130	2,911	204	3,115	45,245

Changes in the composition of the Group
Profit after income taxes	1,318	289		289	1,607
Unappropriated net profit (loss) carried forward	0				0
Dividends	(3,386)	(445)		(445)	(3,831)
Proceeds from the exercise of stock options	1				1
Actuarial gains and losses
Change in other comprehensive income (not recognized in income statement)	(1,060)	6	146	152	(908)
Recognition of other comprehensive income in income statement	(9)				(9)

Balance at June 30, 2008	38,994	2,761	350	3,111	42,105

The decrease in shareholders’ equity is mainly attributable to Deutsche Telekom AG’s dividend payment for the 2007 financial year totaling EUR 3.4 billion, in addition to negative exchange rate effects from the currency translation of financial statements prepared in foreign currencies recognized in other comprehensive income. This was to a certain extent offset by profit after income taxes for the period.

A total of 1,881,508 treasury shares were held at June 30, 2008. Treasury shares accounted for 0.04 percent of capital stock.

Stock-based compensation plans.

Stock-based compensation plans exist at Deutsche Telekom AG (including the plans at the former T-Online International AG issued prior to the merger), T-Mobile USA, T-Mobile UK, Magyar Telekom and PTC.

Stock-based compensation plans currently in existence within the Group are summarized below. Details of the plans can be found in Note 42 to the consolidated financial statements in the 2007 Annual Report.

Stock option plans (SOPs).

Deutsche Telekom AG stock option plans

The following table provides an overview of the development of the total stock options issued by Deutsche Telekom AG held under the 2001 plan:

	SOP 2001		SAR 2001
	Stock options (thousands)	Weighted average exercise price €	SARs[a] (thousands)	Weighted average exercise price €
Outstanding stock options at Jan. 1, 2008	9,746	24.47	142	29.76
Granted	0	—	0	—
Exercised	22	12.36	0	—
Forfeited	476	26.88	3	22.00
Outstanding at June 30, 2008	9,248	24.38	139	29.93
Exercisable as of June 30, 2008	9,248	24.38	139	29.93

a	SARs: Stock appreciation rights represent an entitlement to cash compensation rather than shares.

T-Online International AG stock option plans (prior to merger)

The following table provides an overview of the development of total stock options issued by the former T-Online International AG (prior to merger) held under the 2001 plan. The options are converted into shares of Deutsche Telekom AG when exercised.

	SOP 2001
	Stock options (thousands)	Weighted average exercise price €
Outstanding stock options at Jan. 1, 2008	3,085	10.30
Granted	0	—
Exercised	0	—
Forfeited	136	10.31
Outstanding at June 30, 2008	2,949	10.30
Exercisable as of June 30, 2008	2,931	10.30

T-Mobile USA (VoiceStream/Powertel) stock option plan

The following table provides an overview of the development of total stock options issued under the stock option plans of T-Mobile USA, including performance options, and Powertel, which were combined in 2004. The options are converted into American Depository Shares (ADSs) when exercised.

Interim consolidated financial statements	54 | 55

	Stock options (thousands)	Weighted average exercise price USD
Outstanding stock options at Jan. 1, 2008	7,079	22.75
Granted	0	—
Exercised	256	10.14
Forfeited	559	27.87
Expired	0	—
Outstanding at June 30, 2008	6,264	22.81
Exercisable as of June 30, 2008	6,264	22.81

Mid-term incentive plan/long-term incentive plan.

Mid-term incentive plans (MTIPs) exist at Deutsche Telekom AG (including the plans at the former T-Online International AG issued prior to the merger), T-Mobile USA, T-Mobile UK and Magyar Telekom to promote competitive total compensation for members of the Board of Management, senior executives and other beneficiaries at the Deutsche Telekom Group.

Additionally, T-Mobile USA and PTC have established performance cash plan programs with long-term incentive plans (LTIPs).

The most important changes to the Group’s MTIPs and LTIPs since year-end 2007 are detailed below. Details of the plans can be found in Note 42 to the consolidated financial statements in the 2007 Annual Report.

Deutsche Telekom AG MTIP

An MTIP for Deutsche Telekom AG came into effect for the last time on a revolving cycle for the year 2008 and will remain in force until the end of 2010.

The absolute performance target will be met if at the end of the term of the three-year plan, Deutsche Telekom’s share price has risen by at least 30 percent since the beginning of the plan. The relative performance target will be met if the total return of the T-Share outperforms the Dow Jones Euro STOXX Total Return Index on a percentage basis during the term of the plan. The weighting of the two targets, which are independent of each other, is 50 percent each and the payment upon target achievement is structured in the same way.

T-Mobile USA LTIP

For 2008, T-Mobile USA set up a new LTIP that, like the LTIP plans for the years 2006 and 2007, takes customer growth and the development of the company’s shareholder value into consideration as targets.

T-Mobile UK MTIP

For T-Mobile UK, an MTIP has also come into effect for the last time as part of a revolving cycle. In addition to the two performance targets for Deutsche Telekom AG, T-Mobile UK has introduced a third target for a defined group of participants which is based on the cash contribution (EBITDA before investments in intangible assets (excluding goodwill) and property, plant and equipment). The third performance target can only be achieved after the two other performance targets have been met.

Magyar Telekom MTIP

Magyar Telekom’s MTIP that came into effect for 2008 and was also issued for the last time on a revolving cycle is generally based on the same terms and conditions as Deutsche Telekom AG’s MTIP. However, performance is measured in terms of the development of Magyar Telekom’s shares and the Dow Jones EURO STOXX Total Return Index.

Polska Telefonia Cyfrowa (PTC) LTIP

Under the LTIP at PTC newly issued for 2008, the bonus is determined based on the achievement of the EBITDA target and, as in the case of previously issued LTIPs, is calculated separately for each cycle.

Income of EUR 3 million was recognized in the first half of 2008 in connection with the reversal of provisions for the MTIPs linked to the development of the T-Share due to a sustained shortfall in the expectations for the performance of the T-Share relative to the defined performance targets. Expenditures for LTIPs at T-Mobile USA and PTC amounted to EUR 32 million.

Contingencies and other financial obligations.

Contingencies and other financial obligations decreased by EUR 1.5 billion compared with December 31, 2007 to EUR 33.1 billion, mainly due to the payment of the purchase price for SunCom Wireless Holdings, Inc. In addition, the present value of payments to be made by Deutsche Telekom to the special pension fund or its successors pursuant to the provisions of the German Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz – PTNeuOG) decreased by EUR 0.7 billion compared with December 31, 2007. The decrease in the present value is the result of the pre-payment of the annual obligation of EUR 0.8 billion and, in an offsetting effect, interest added to the present value amounting to EUR 0.1 billion. By contrast, obligations arising from the acquisition of property, plant and equipment, as well as miscellaneous purchase commitments and similar obligations rose by EUR 0.9 billion compared with the amount at the end of the year.

Details of commitments resulting from the acquisition of shares in OTE are disclosed in the notes on “Investments accounted for using the equity method.”

Executive bodies.

Dr. Klaus Zumwinkel resigned his position as Chairman of, as well as his seat on, the Supervisory Board at the meeting of the Supervisory Board on February 27, 2008. At the same meeting, Dr. Klaus G. Schlede was elected Chairman of the Supervisory Board. Dr. Arndt Overlack was appointed to the Supervisory Board by court order effective March 6, 2008 and resigned his seat effective April 16, 2008. Thereupon Prof. Dr. Ulrich Lehner, a member of the Shareholders’ Committee of Henkel AG & Co. KGaA, was appointed as a member of the Supervisory Board by court order for a limited term with effect from April 17, 2008 until the end of the shareholders’ meeting on May 15, 2008. The Supervisory Board elected him its Chairman on April 25, 2008. Prof. Ulrich Lehner was elected to the Supervisory Board by the shareholders’ meeting on May 15, 2008; this election superseded the earlier appointment by court order. Following his election by the shareholders’ meeting, the Supervisory Board confirmed Prof. Ulrich Lehner as Chairman of the Supervisory Board on the same day.

Hans Martin Bury, member of the management board of Lehman Brothers Bankhaus AG, was elected to the Supervisory Board by the shareholders’ meeting on May 15, 2008 as successor to Dr. Klaus G. Schlede who retired at the end of the 2008 shareholders’ meeting.

Dr. Thomas Mirow resigned his seat on the Supervisory Board effective June 30, 2008. State Secretary Jörg Asmussen was appointed as his successor by court order effective July 1, 2008 for a limited term until the end of the next shareholders’ meeting.

Effective as of December 31, 2007, Wolfgang Schmitt resigned his position as Supervisory Board member representing executives and senior executives upon retirement from the Company. Hermann Josef Becker, a member of the management of Deutsche Telekom Direct Sales, was appointed to the Supervisory Board by court order effective January 1, 2008 to replace him as representative of executives and senior executives.

Significant events after the balance sheet date (June 30, 2008).

For significant events after the balance sheet date, please refer to the “Outlook” section.

Interim consolidated financial statements	56 | 57

Selected notes to the consolidated cash flow statement.

Net cash from operating activities

Net cash from operating activities amounted to EUR 7.0 billion in the reporting period, compared with EUR 5.2 billion in the prior-year period. The increase was primarily attributable to favorable changes in working capital and lower interest payments, partly offset by the year-on-year increase in tax payments.

Net cash used in investing activities

Net cash used in investing activities totaled EUR 6.4 billion as compared with EUR 2.3 billion in the same period of the previous year. The main factors contributing to this change were outflows for the acquisition of SunCom in the amount of EUR 1.0 billion and for the acquisition of shares in OTE in the amount of EUR 2.6 billion. There were no comparable outflows in the same period of the prior year.

Net cash used in/from financing activities

Net cash used in financing activities in the first half of 2008 totaled EUR 0.9 billion, compared with EUR 3.5 billion in the first half of 2007.

This change was mostly attributable to the higher proceeds from the issue of non-current financial liabilities of EUR 2.9 billion, while net repayments of current financial liabilities increased by EUR 0.1 billion.

In addition to short-term net drawdowns of bilateral credit lines amounting to EUR 1.6 billion and the net issue of commercial papers for EUR 1.5 billion, the issue of financial liabilities in the first half of 2008 consisted in particular of the issue of a Eurobond of EUR 1.5 billion, the issue of medium-term notes of EUR 0.7 billion and the issue of a Samurai bond of EUR 0.3 billion. In addition, promissory notes were issued for an amount of EUR 1.1 billion and a loan of EUR 0.5 billion was taken out with the European Investment Bank. A benchmark loan in the amount of EUR 2.0 billion, medium-term notes for an amount of EUR 1.5 billion as well as bonds and drawn credit lines of SunCom amounting to EUR 0.7 billion were repaid during the same period.

In addition, dividend payments increased by EUR 0.2 billion year-on-year, primarily due to the higher dividend payments by Deutsche Telekom AG.

Segment reporting.

The following tables give an overall summary of Deutsche Telekom’s operating segments for the second quarters and the first six months of the years 2008 and 2007, as well as for the full 2007 financial year. Segment reporting further includes a reconciliation of the total profit/loss of the segments to the Group’s profit/loss for the respective periods.

Segment information in the quarters

Q2 2008 Q2 2007	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €[a]
Mobile Communications Europe	5,015	172	5,187	861	(941)	0	33,941	2
	4,934	185	5,119	754	(960)	0	35,631	0
Mobile Communications USA	3,496	2	3,498	584	(423)	(7)	29,670	12
	3,538	7	3,545	545	(484)	0	31,894	8
Broadband/Fixed Network	4,403	888	5,291	837	(882)	(1)	26,047	82
	4,762	893	5,655	929	(926)	0	25,875	127
Business Customers	2,057	610	2,667	(65)	(193)	(8)	7,903	17
	2,239	723	2,962	34	(221)	(1)	9,340	21
Group Headquarters & Shared Services	154	761	915	(305)	(175)	(75)	11,930	2,520
	102	886	988	(215)	(176)	(13)	11,844	4
Total	15,125	2,433	17,558	1,912	(2,614)	(91)	109,491	2,633
	15,575	2,694	18,269	2,047	(2,767)	(14)	114,584	160
Reconciliation	—	(2,433)	(2,433)	(44)	9	(2)	(3,276)	(1)
	—	(2,694)	(2,694)	(4)	11	0	(2,619)	0
Group	15,125	—	15,125	1,868	(2,605)	(93)	106,215	2,632
	15,575	—	15,575	2,043	(2,756)	(14)	111,965	160

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

Interim consolidated financial statements	58 | 59

Half-year segment information

H1 2008 H1 2007	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €[a]
Mobile Communications Europe	9,850	329	10,179	1,620	(1,881)	0	33,941	2
	9,718	345	10,063	1,361	(1,939)	0	35,631	0
Mobile Communications USA	6,953	6	6,959	1,086	(869)	(21)	29,670	12
	7,000	13	7,013	1,004	(953)	(7)	31,894	8
Broadband/Fixed Network	8,914	1,759	10,673	1,746	(1,781)	(3)	26,047	82
	9,697	1,790	11,487	1,905	(1,830)	(4)	25,875	127
Business Customers	4,082	1,188	5,270	414	(386)	(9)	7,903	17
	4,422	1,446	5,868	78	(438)	(1)	9,340	21
Group Headquarters & Shared Services	304	1,495	1,799	(582)	(347)	(80)	11,930	2,520
	191	1,749	1,940	(465)	(350)	(21)	11,844	4
Total	30,103	4,777	34,880	4,284	(5,264)	(113)	109,491	2,633
	31,028	5,343	36,371	3,883	(5,510)	(33)	114,584	160
Reconciliation	—	(4,777)	(4,777)	(118)	23	(1)	(3,276)	(1)
	—	(5,343)	(5,343)	(45)	25	0	(2,619)	0
Group	30,103	—	30,103	4,166	(5,241)	(114)	106,215	2,632
	31,028	—	31,028	3,838	(5,485)	(33)	111,965	160

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

Segment information for the 2007 financial year

FY 2007	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €[a]
Mobile Communications Europe	20,000	713	20,713	2,436	(3,903)	(338)	35,151	0
Mobile Communications USA	14,050	25	14,075	2,017	(1,883)	(9)	30,146	10
Broadband/Fixed Network	19,072	3,618	22,690	3,250	(3,605)	(70)	25,668	86
Business Customers	8,971	3,016	11,987	(323)	(882)	(25)	9,352	18
Group Headquarters & Shared Services	423	3,445	3,868	(1,973)	(708)	(259)	11,946	4
Total	62,516	10,817	73,333	5,407	(10,981)	(701)	112,263	118
Reconciliation	—	(10,817)	(10,817)	(121)	48	23	(3,201)	0
Group	62,516	—	62,516	5,286	(10,933)	(678)	109,062	118

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

Reconciliation of total profit/loss of segments to the Group’s profit/loss for the period

	Second quarter of 2008		First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €[a]	H1 2008 millions of €	H1 2007 millions of €[a]	FY 2007 millions of €[a]
Total profit (loss) of reportable segments	1,912	2,047	4,284	3,883	5,407
Reconciliation to the Group	(44)	(4)	(118)	(45)	(121)
Profit from operations (EBIT) of the Group	1,868	2,043	4,166	3,838	5,286
Profit (loss) from financial activities	(976)	(789)	(1,653)	(1,534)	(2,833)

Profit before taxes	892	1,254	2,513	2,304	2,453

Income taxes	(344)	(516)	(906)	(989)	(1,373)

Profit after income taxes	548	738	1,607	1,315	1,080

a	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

Responsibility statement	60 | 61

Responsibility statement.

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the results of operations and financial position of the Group, and the interim Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Bonn, August 7, 2008

Deutsche Telekom AG

Board of Management

René Obermann	Dr. Karl-Gerhard Eick	Hamid Akhavan

Reinhard Clemens	Timotheus Höttges	Thomas Sattelberger

Review report.

To Deutsche Telekom AG

We have reviewed the condensed consolidated interim financial statements—comprising the income statement, balance sheet, cash flow statement, statement of recognized income and expense, and selected explanatory notes – and the interim Group management report of Deutsche Telekom AG, Bonn, for the period from January 1 to June 30, 2008, which are part of the half-year financial report pursuant to § 37w WpHG (Wertpapierhandelsgesetz: German Securities Trading Act). The preparation of the condensed consolidated interim financial statements in accordance with the IFRSs applicable to the interim financial reporting as adopted by the EU and to the interim Group management report in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports is the responsibility of the parent company’s board of management. Our responsibility is to issue a review report on the condensed consolidated interim financial statements and on the interim Group management report based on our review. In addition, we have been instructed to extend our review report to the compliance of the condensed consolidated interim financial statements with the IFRSs as issued by the IASB applicable to interim financial reporting.

We conducted our review of the condensed consolidated interim financial statements and the interim Group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW) and additionally observed the International Standards on Review Engagements, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with moderate assurance, that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU, the IFRSs as issued by the IASB applicable to the interim financial reporting and that the interim Group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company personnel and analytical procedures and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot express an audit opinion.

Based on our review, no matters have come to our attention that cause us to presume that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU nor the IFRSs as issued by the IASB for interim financial reporting nor that the interim Group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports.

Stuttgart/Frankfurt am Main, August 7, 2008

Ernst & Young AG	PricewaterhouseCoopers
Wirtschaftsprüfungsgesellschaft	Aktiengesellschaft
Steuerberatungsgesellschaft	Wirtschaftsprüfungsgesellschaft
Stuttgart	Frankfurt am Main

(Prof. Dr. Wollmert) Wirtschaftsprüfer	(Prof. Dr. Kämpfer) Wirtschaftsprüfer

(Forst) Wirtschaftsprüfer	(Menke) Wirtschaftsprüfer

Reconciliation of pro forma figures	62 | 63

Reconciliation of pro forma figures.

Pro forma figures include EBITDA and EBITDA adjusted for special factors, EBITDA margin, EBITDA margin adjusted for special factors, as well as free cash flow, and gross and net debt.

Pro forma figures are not governed by the International Financial Reporting Standards (IFRS). As other companies may not compute the pro forma figures presented by Deutsche Telekom by the same method, Deutsche Telekom’s pro forma figures may or may not be comparable with disclosures by other companies using similar designations.

The pro forma figures in this Interim Report should not be viewed in isolation as an alternative to profit/loss from operations, net profit/loss, net cash from operating activities or the debt reported in the consolidated balance sheet, or other Deutsche Telekom key performance indicators presented in accordance with IFRS.

EBITDA and EBITDA adjusted for special factors.

EBITDA

EBITDA for the operating segments and for the Group as a whole is derived from profit/loss from operations (EBIT). This measure of earnings before profit/loss attributable to minority interests, income taxes and profit/loss from financial activities is adjusted for depreciation, amortization and impairment losses to calculate EBITDA. It should be noted that Deutsche Telekom’s definition of EBITDA may differ from that used by other companies.

In this definition, profit/loss from financial activities includes finance costs, the share of the profit/loss of associates and joint ventures accounted for using the equity method, and other financial income/expense. As it is based on profit/loss from operations, this method of computation allows EBITDA to be derived in a uniform manner on the basis of a measure of earnings in accordance with IFRS published for the operating segments and the Group as a whole.

EBITDA is an important indicator used by Deutsche Telekom’s senior operating decision-makers to manage Deutsche Telekom’s operating activities and to measure the performance of the individual segments.

Adjusted EBITDA

Deutsche Telekom defines EBITDA adjusted for special factors as profit/loss from operations (EBIT) before depreciation, amortization, and impairment losses and before the effects of any special factors.

Deutsche Telekom uses EBITDA adjusted for special factors as an internal performance indicator for the management of its operational business activities, and to allow it to better evaluate and compare developments over several reporting periods. For further details concerning the effects of special factors on Group EBITDA and the EBITDA of the operating segments, please refer to the section on “Special factors.”

EBITDA margin/adjusted EBITDA margin

To compare the earnings performance of profit-oriented units of different sizes, the EBITDA margin and the adjusted EBITDA margin (EBITDA to revenue) are presented in addition to EBITDA and adjusted EBITDA. The EBITDA margin is calculated as the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Special factors.

Deutsche Telekom’s net profit/loss and EBITDA of the Group and of the operating segments were affected by a number of special factors in both the reporting period as well as the prior-year periods.

The underlying aim is to eliminate special factors that affect the operating activities and make it more difficult to compare EBITDA, net profit/loss and other financial measures of the Group and the operating segments with corresponding figures for prior periods. In addition, a statement about the future development of EBITDA and net profit is only possible to a limited extent due to such special factors. On the basis of the unadjusted financial measures, the adjusted values are calculated by adding (expenses) or deducting (income) the special factors.

Adjustments are made irrespective of whether the relevant income and expenses are reported in profit/loss from operations, profit/loss from financial activities, or in tax expense. Income and expenses directly relating to the items being adjusted are also adjusted.

The following table presents a reconciliation of individual items in the consolidated income statement to the corresponding amounts as adjusted for special factors. In addition, the table also shows the method used by Deutsche Telekom to derive EBITDA and EBITDA adjusted for special factors for the entire Group from profit/loss from operations (EBIT) in accordance with IFRS. Reconciliations are presented for both the reporting period and the prior-year period.

Reconciliation of pro forma figures	64 | 65

Reconciliation of the consolidated income statement

	H1 2008 millions of €	Special factors in H1 2008 millions of €	H1 2008 without special factors millions of €
Net revenue	30,103		30,103
Cost of sales	(16,664)	(253)[a]	(16,411)
Gross profit (loss)	13,439	(253)	13,692

Selling expenses	(7,519)	(109)[b]	(7,410)
General and administrative expenses	(2,333)	(60)[b]	(2,273)
Other operating income	1,013	484 [c]	529
Other operating expenses	(434)	(87)[d]	(347)
Profit (loss) from operations (EBIT)	4,166	(25)	4,191

Profit (loss) from financial activities	(1,653)	(64)[e]	(1,589)
Profit (loss) before income taxes	2,513	(89)	2,602

Income taxes	(906)	22 [f]	(928)
Profit (loss) after income taxes	1,607	(67)	1,674

Profit (loss) attributable to minority interests	289	(2)	291
Net profit	1,318	(65)	1,383
Profit (loss) from operations (EBIT)	4,166	(25)	4,191
Depreciation, amortization and impairment losses	(5,355)	(10)	(5,345)
EBITDA	9,521	(15)	9,536

EBITDA margin (%)	31.6		31.7

Personnel costs	(6,777)	(226)[g]	(6,551)
Personnel cost ratio (%)	22.5		21.8

Special factors in the first half of 2008.

a	Mainly expenses for staff-related measures in the Broadband/Fixed Network operating segment and non-staff-related restructuring expenses in the Business Customers operating segment.
b	Expenses for staff-related measures, non-staff-related restructuring and other expenses.
c	Mainly gains on the disposal of T-Systems Media & Broadcast in the Business Customers operating segment.
d	Mainly costs from the sale of Vivento business units in the Group Headquarters & Shared Services operating segment and expenses for staff-related measures.
e	Mainly expenses for interest added back to provisions for staff-related measures.
f	Tax effects from special factors on profit before income taxes.
g	In particular expenses for voluntary redundancy and severance payments.

	H1 2007 millions of €[h]	Special factors in H1 2007 millions of €	H1 2007 without special factors millions of €[h]	FY 2007 without special factors millions of €[h]
Net revenue	31,028		31,028	62,516
Cost of sales	(17,210)	(192)[i]	(17,018)	(34,085)
Gross profit (loss)	13,818	(192)	14,010	28,431

Selling expenses	(8,012)	(59)[j]	(7,953)	(16,146)
General and administrative expenses	(2,228)	(12)[k]	(2,216)	(4,432)
Other operating income	888	209 [l]	679	1,226
Other operating expenses	(628)	(174)[m]	(454)	(992)
Profit (loss) from operations (EBIT)	3,838	(228)	4,066	8,087

Profit (loss) from financial activities	(1,534)	(16)[n]	(1,518)	(2,824)
Profit (loss) before income taxes	2,304	(244)	2,548	5,263

Income taxes	(989)	168 [o]	(1,157)	(1,737)
Profit (loss) after income taxes	1,315	(76)	1,391	3,526

Profit (loss) attributable to minority interests	250	(6)	256	521
Net profit	1,065	(70)	1,135	3,005
Profit (loss) from operations (EBIT)	3,838	(228)	4,066	8,087
Depreciation, amortization and impairment losses	(5,518)	—	(5,518)	(11,239)
EBITDA	9,356	(228)	9,584	19,326

EBITDA margin (%)	30.2		30.9	30.9

Personnel costs	(7,015)	(189)[p]	(6,826)	(13,416)
Personnel cost ratio (%)	22.6		22.0	21.5

Special factors in the first half of 2007.

h	Comparative periods adjusted. Accounting change in accordance with IFRIC 12. For explanations, please refer to “Selected explanatory notes/ Accounting policies.”
i	Mainly expenses for staff-related measures, primarily in the Broadband/Fixed Network business area, as well as offsetting income from the reversal of provisions in connection with early retirement arrangements for civil servants.
j	Mainly expenses for staff-related and other restructuring measures as well as offsetting income from the reversal of provisions in connection with early retirement arrangements for civil servants in the Broadband/Fixed Network business area.
k	Mainly expenses for staff-related and other restructuring measures in the Broadband/Fixed Network business area as well as offsetting income from the reversal of provisions in connection with early retirement arrangements for civil servants.
l	Income on the sale of T-Online France in the Broadband/Fixed Network business area.
m	Mainly costs from the sale of Vivento business units at Group Headquarters & Shared Services.
n	Expenses from interest added back to provisions in connection with early retirement arrangements for civil servants and from interest added back to provisions for partial retirement arrangements. In addition, income on the sale of the remaining shares in Sireo at Group Headquarters & Shared Services.
o	Tax effects from special factors on profit before income taxes.
p	Expenses for staff-related measures in the Broadband/Fixed Network and Business Customers business areas and at Group Headquarters & Shared Services. This primarily relates to payments in connection with voluntary redundancy payments and partial retirement arrangements as well as provisions for compensation payments in connection with the collective agreement on T-Service. These expenses are partially offset by income from the reversal of provisions in connection with early retirement arrangements for civil servants.

Reconciliation of pro forma figures	66 | 67

Free cash flow in the Group.

Deutsche Telekom defines free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment.

Deutsche Telekom believes that free cash flow is used by investors as a measure to assess the Group’s cash generated from operations (after deductions for interest paid and cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment), in particular with regard to subsidiaries, associates and joint ventures, and the repayment of debt. In adopting this definition, Deutsche Telekom reflects the fact that investments in new technologies and efficiency enhancements in operating activities enable tied-up capital to be released. These inflows should therefore be taken into account in assessing investment expenditure and included in free cash flow accordingly.

Free cash flow should not be used to determine the financial position of the Group. A further factor to be noted is that Deutsche Telekom’s definition of free cash flow and its methods of computing this measure are comparable with similarly designated measures and disclosures by other companies only to a limited extent.

Reconciliation of the Group’s free cash flow

	Second quarter of 2008			First half of 2008
	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Cash generated from operations	4,375	4,073	7.4	8,143	6,616	23.1	16,169
Interest received (paid)	(693)	(923)	24.9	(1,130)	(1,401)	19.3	(2,455)
Net cash from operating activities	3,682	3,150	16.9	7,013	5,215	34.5	13,714
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment	(1,837)	(1,584)	(16.0)	(3,629)	(3,607)	(0.6)	(8,015)
Free cash flow before proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	1,845	1,566	17.8	3,384	1,608	n.a.	5,699
Proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	118	185	(36.2)	208	542	(61.6)	761
Adjustment[a]	—	—	—	—	121	n.a.	121
Free cash flow before dividend payments	1,963	1,751	12.1	3,592	2,271	58.2	6,581

a	Including cash outflows totaling EUR 121 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.

Gross and net debt in the Group.

Gross debt includes not only bonds and liabilities to banks, but also liabilities to non-banks from promissory notes, lease liabilities, liabilities arising from ABS transactions (capital market liabilities), liabilities from derivatives and cash collateral received for positive fair values of derivatives, as well as other interest-bearing financial liabilities.

Net debt is calculated by deducting cash and cash equivalents as well as financial assets classified as held for trading and available for sale (due < 1 year). In addition, receivables from derivatives and other financial assets are deducted from gross debt. Other financial assets include all cash collateral paid for negative fair values of derivatives and ABS transactions, as well as other interest-bearing financial assets.

Deutsche Telekom considers net debt to be an important performance indicator for investors, analysts and rating agencies.

Reconciliation of the Group’s gross and net debt

	June 30, 2008 millions of €	Dec. 31, 2007 millions of €	June 30, 2007 millions of €
Bonds	32,249	32,294	35,013
Liabilities to banks	7,415	4,260	3,371
Liabilities to non-banks from promissory notes	738	690	669
Liabilities from derivatives	1,339	977	712
Lease liabilities	2,056	2,139	2,200
Liabilities arising from ABS transactions	—	—	1,148
Other financial liabilities	452	502	407
Gross debt	44,249	40,862	43,520
Cash and cash equivalents	1,954	2,200	2,146
Available-for-sale/held-for-trading financial assets	104	75	75
Receivables from derivatives	292	433	213
Other financial assets	1,340	918	729
Net debt	40,559	37,236	40,357

Investor Relations calendar	68 | 69

Investor Relations calendar.

Financial calendar

Dates[a]
November 6, 2008	Report on the first three quarters of 2008, Deutsche Telekom
February 27, 2009	Press conference on the 2008 financial year
April 30, 2009	Shareholders’ meeting of Deutsche Telekom AG, Cologne

a	Dates not yet finalized.

Further dates are published on the Internet at www.telekom.com.

Glossary.

All IP.

Next generation network that provides real-time and non-real time multimedia services in heterogeneous environments.

Call center.

A company, or department of a company, that offers operator-supported voice services. A large number of operators handle inbound calls via a hotline and/or outbound calls as part of a direct marketing campaign.

Desktop Services.

Global Desktop Services involve a variety of support services, including the outsourcing of entire IT networks. In this context Deutsche Telekom offers a full portfolio of corporate IT services, from server infrastructure and PC workstations through to application management and call center services that provide user support.

DSL – Digital Subscriber Line.

In Deutsche Telekom’s service portfolio as:

•	ADSL (Asymmetrical Digital Subscriber Line) – Technology used to transmit data at fast rates via standard copper wire pairs in the local loop within a radius of approximately three kilometers.

•	ADSL2+ – Successor product to ADSL for a higher data rate.

•	VDSL (Very high bit rate Digital Subscriber Line) – New technology used to transmit exceptionally high data rates via a fiber-optic network.

EDGE – Enhanced Data Rates for GSM Evolution.

EDGE makes it possible to increase data transmission rates in GSM networks to up to 220 kbit/s.

GSM – Global System for Mobile Communications.

International standard in various frequency ranges for digital mobile communications.

HSDPA/HSUPA – High-Speed Downlink/Uplink Packet Access.

Packet-based protocol that enhances data rates in UMTS networks and lifts transmission speeds into the megabit range for both the downlink and the uplink.

ICT.

Information and Communication Technology.

Interconnection.

Term used to denote the connections between networks run by various providers, as regulated by the German Telecommunications Act.

Glossary	70 | 71

Internet/intranet.

The Internet is a worldwide Internet Protocol (IP)-based computer network that has no central network management. By contrast, intranets are managed IP networks that can be accessed only by specific user groups.

IP – Internet Protocol.

Non-proprietary transport protocol in layer 3 of the OSI reference model for inter-network communications.

IPTV – Internet Protocol Television.

A system whereby a digital television service is delivered using the Internet Protocol.

ISDN—Integrated Services Digital Network.

Offered under the name of T-ISDN in Deutsche Telekom’s service portfolio. ISDN integrates telecommunications services such as telephone, fax and data communication in a single network. Contrary to the standard analog transmission system, ISDN digitizes the data, which improves transmission quality, enhances transmission speed, and enables packet-switched transmission.

kbit – Kilobit.

Unit of data transmission speed. 1,024 bit = 1 kbit; 1,024 kbit = 1 Mbit.

Mbit – Megabit.

Unit of data transmission speed. 1 Mbit = 1,024 kbit.

Optical fiber.

Channel for optical data transmission.

Prepay.

In contrast to postpay contracts, prepay communication services are services for which credit has been purchased in advance with no fixed-term contractual obligations.

PSTN – Public Switched Telephone Network.

Term generally used by the International Telecommunication Union for circuit-switched analog telephone networks that allow digital data to be transmitted via modem.

Resale.

Resale of products to competitors (see also Wholesale).

Roaming.

A feature of cellular mobile communications networks that ensures that activated mobile stations remain accessible, regardless of location, in all radio cells of the entire area served by the network. Roaming can also include similar networks run by different operators, as is the case with international roaming within the GSM system.

SIM card – Subscriber Identification Module card.

Chip card that is inserted into a cell phone to identify the mobile phone in the mobile network.

UMTS – Universal Mobile Telecommunications System.

Third-generation international mobile communications standard that unites mobile multimedia and telematics services in various frequency spectra.

VDSL.

See DSL.

VoIP – Voice over Internet Protocol.

Technology used to make telephone calls via the Internet. Three methods are available: PC to PC, PC to fixed-network lines, and telephone calls via IP-based internal networks.

Wholesale.

The business of selling services to third parties who in turn sell them to their own end customers either directly or after further processing (see also Resale).

WLAN – Wireless Local Area Network.

Wireless networks for mobile Internet access. The network can also connect multiple computers to each other or to a central information system, a printer, or a scanner.

Disclaimer	72 | 73

Disclaimer.

This Report (particularly the chapter titled “Outlook”) contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Company’s Form 20-F report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations. In addition, regulatory rulings, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Without prejudice to existing obligations under capital market law, Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” of this Report, which is also posted on Deutsche Telekom’s Investor Relations Web site at www.telekom.com.

Contacts.

Deutsche Telekom AG

Unternehmenskommunikation

Postfach 20 00, D-53105 Bonn

Phone +49 (0) 228 181 49 49

Fax +49 (0) 228 181 9 40 04

This Interim Group Report can be downloaded from the Investor Relations site on the Internet at:

www.telekom.com/investor-relations

For further information on products of Deutsche Telekom AG

www.telekom.de

Investor Relations, Bonn office

Phone +49 (0) 228 181 8 88 80

Fax +49 (0) 228 181 8 88 99

E-mail: investor.relations@telekom.de

Investor Relations, New York office

Phone +1 212 424 2959

Phone +1 877 DT SHARE (toll-free)

Fax +1 212 424 2977

E-mail: investor.relations@usa.telekom.de

The English version of the Interim Group Report for the first half of 2008 is a translation of the German version of the Interim

Group Report. The German version of this Interim Group Report is legally binding.

This Interim Group Report is a publication of Deutsche Telekom AG, Investor Relations.

KNr. 642 200 145 (German)

KNr. 642 200 146 (English)

Printed on chlorine-free bleached paper using mineral oil-free inks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President
Chief Accounting Officer

Date: August 7, 2008